Filed Pursuant to Rule 424(b)(4)
Registration No. 333-226176

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated July 30, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Prospectus dated July 30, 2018)

9,000,000 Shares

Skyline Champion Corporation

Common Stock

This prospectus supplement relates to the sale of 9,000,000 shares of common stock of Skyline Champion Corporation by the selling shareholders identified in this prospectus supplement under the heading “Selling Shareholders.”

The selling shareholders will receive all of the proceeds from the sale of their shares. We will not receive any of the proceeds from the sale of the shares sold by the selling shareholders.

You should carefully read this prospectus supplement, together with the accompanying prospectus and the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “SKY.” On July 27, 2018, the last reported sale price of our common stock was $28.76 per share.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to selling shareholders, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page S-46 of this prospectus supplement for additional information regarding underwriting compensation.”

The selling shareholders have granted the underwriters an option for a period of up to 30 days to purchase up to an additional 1,350,000 shares of common stock at the public offering price less the underwriting discount. The selling shareholders will receive all of the proceeds from the sale of any such additional shares to the underwriters.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-11 of this prospectus supplement and those documents incorporated by reference to read about factors you should consider before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about                      , 2018.

Credit Suisse	RBC Capital Markets	Jefferies

Barclays Craig-Hallum Capital Group	Citizens Capital Markets	SunTrust Robinson Humphrey CJS Securities

Prospectus supplement dated                      , 2018

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us, our business, and our prospects. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. This prospectus supplement may add to, update or change information in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement or the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares of common stock being offered and other information you should know before investing in these securities.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the selling shareholders, nor the underwriters (nor any of our or their respective affiliates) have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, nor the selling shareholders, nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling shareholders and the underwriters (or any of their respective affiliates) are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is only accurate as of the date on the front cover page of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The distribution of this prospectus supplement, the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering and the offering of our common stock in certain jurisdictions may be restricted by law. If you possess this prospectus supplement, the accompanying prospectus or any free writing prospectus that we have authorized for use in connection with this offering, you should find out about and observe these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the common stock. Neither we, the selling shareholders nor the underwriters are making any representation to you regarding the legality of an investment in the common stock by you under applicable investment or similar laws.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “Skyline Champion,” the “Company,” “we,” “us” and “our” refer to Skyline Champion Corporation following the Exchange (as defined below) and Champion Holdings prior to the Exchange (as defined below). All references in this prospectus supplement to “Champion Holdings” and “Skyline” refer to Champion Enterprises Holdings, LLC and Skyline Corporation, respectively, in each case prior to the Exchange (as defined below).

S-ii

MARKET, RANKING AND OTHER INDUSTRY DATA

The market, ranking and other industry data included or incorporated by reference in this prospectus supplement, including the size of certain markets and our position and the position of our competitors within these markets, are based on published industry sources, our own research and estimates based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from trade and business organizations and other contacts in the markets in which we operate. We note that our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the risk factors contained and incorporated by reference herein.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Some of the more important trademarks and service marks that we use include Champion Homes®, Skyline Homes®, Athens Park Model RVs®, Dutch Housing, Excel Homes®, Homes of Merit®, New Era®, Redman Homes®, Shore Park®, Silvercrest®, Titan Homes®, Moduline® and SRI Homes®. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to or incorporated by reference in this prospectus supplement may be listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights. This prospectus supplement may also include trademarks, service marks or trade names of other companies. Each trademark, trade name or service mark by any other company appearing in this prospectus supplement, including those documents incorporated by reference belongs to its holder.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

The following is a summary of selected information about us contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before buying our securities. You should read this entire prospectus supplement and accompanying prospectus carefully, as well as the documents incorporated by reference therein and any free writing prospectus we provide to you, including the information referred to under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference (including our Current Report on Form 8-K, which was filed with the SEC on July 13, 2018). See “Cautionary Note Regarding Forward-Looking Statements” included in this prospectus supplement and “Forward-Looking Statements” included in the accompanying prospectus. References in this prospectus supplement to fiscal 2018 refer to the fiscal year ended March 31, 2018. All information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares, unless otherwise noted.

THE COMPANY

We are the largest independent publicly traded factory-built housing company in the United States and western Canada with pro forma net sales in fiscal 2018 of $1.3 billion. We have more than 65 years of homebuilding experience, 6,800 employees and 36 manufacturing facilities throughout the United States and western Canada, and offer a leading portfolio of manufactured and modular homes, park model RVs and modular buildings for the multi-family, hospitality, senior and workforce housing sectors.

In addition to our core home building business, we operate a factory-direct retail business, Titan Factory Direct, with 21 retail locations spanning the southern United States, and Star Fleet Trucking, providing transportation services to the manufactured housing and other industries from ten dispatch locations across the United States.

We build homes under some of the most well know brand names in the factory-built housing industry including Skyline Homes, Champion Home, Athens Park Model RVs, Dutch Housing, Excel Homes, Homes of Merit, New Era, Redman Homes, Shore Park, Silvercrest, Titan Homes in the United States and Moduline and SRI Homes in western Canada.

Products and Services

We design, produce, market, and transport a range of manufactured and modular homes, park model RVs, and commercial solutions. We believe the broad scope of our product and service offerings provide us advantages relative to other factory-built construction companies.

Factory-Built Housing

A majority of our manufactured products are constructed in accordance with the HUD code. We produce a broad range of manufactured and modular homes under a variety of brand names and in a variety of floor plans and price ranges. While most of the homes we build are single-family, multi-section, ranch-style homes, we also build two-story, single-section, and Cape Cod style homes as well as multi-family units such as town homes, apartments, duplexes, and triplexes. The single-family homes that we manufacture generally range in size from 400 to 4,000 square feet and typically include two to four bedrooms, a living room or family room, a dining room, a kitchen and typically two full bathrooms. We also build park model RVs for resorts and campgrounds and commercial modular structures, including hotels, student and workforce housing.

We regularly introduce homes with new floor plans, exterior designs and elevations, decors and features. Our corporate marketing and engineering departments work with our manufacturing facilities to design homes that appeal to consumers’ changing tastes at appropriate price points for its markets. We design and build homes with a traditional residential or site-built appearance through the use of, among other features, dormers and higher pitched roofs. We also design and build energy efficient homes, and several of our U.S. manufacturing facilities are qualified to produce “Energy Star®” rated homes.

We construct homes in indoor facilities using an assembly-line process employing approximately 100 to 200 production employees at each facility. Factory-built homes are constructed in one or more sections (also known as floors) on an affixed steel support frame that allows the sections to be moved through the assembly line and transported upon sale. The sections of many of the modular homes we produce are built on wooden floor systems and transported on carriers that are removed upon placement of the home at the home site. Each section or floor is assembled in stages, beginning with the construction of the frame and the floor, then adding the walls, ceiling and roof assembly, and other constructed and purchased components, and ending with a final quality control inspection. The efficiency of the assembly-line process, protection from the weather, and favorable pricing of materials resulting from our substantial purchasing power enables us to produce homes more quickly and often at a lower cost than a conventional site-built home of similar quality.

Retail

We offer a wide selection of manufactured and modular homes as well as park model RVs at company-owned retail locations across Texas and the Southeast marketed under the Titan brand. We maintain company-owned retail presence through 21 retail sales centers in Florida, Georgia, Louisiana, North Carolina, Oklahoma, Texas, and Virginia. We have benefited from the strategic expansion of our captive distribution to enhance the reach of our factory-built housing products directly to the homebuyer.

Each of our full-service retail sales centers has a sales office and a variety of display model homes of various sizes, floor plans, features, and prices that are displayed in a residential setting with sidewalks and landscaping. Customers may purchase a home from an inventory of homes maintained at the location, including a model home, or may order a home that will be built at a manufacturing facility. The collective benefits of our retail organization provide industry leadership with the expertise to be proactive to local economic conditions and ultimately provide affordable homes to value-conscious homebuyers.

Logistics

We operate a logistics business, Star Fleet, specializing in the transportation of manufactured homes and recreational vehicles from manufacturing facilities to retailers. Star Fleet’s delivery logistics are coordinated through ten dispatch terminals located in Colorado, Indiana, Oklahoma, and Pennsylvania. Star Fleet has strong relationships with its customer base, which consists of some of the largest manufactured housing companies (including our own factory-built housing products) and related product manufacturers in the United States.

Our Competitive Strengths

Leading Positions Across Geographies

We believe that we maintain the following leading positions in the factory-built housing industry in the United States and western Canada based on units produced in 2017:

•	Number two position in the manufactured housing market segment in the United States

•	Top three position in most major U.S. regional markets

•	A leading position in western Canada

We believe that our leading positions are driven by our comprehensive product offering, strong brand reputation, broad manufacturing footprint, and our complementary retail and logistics businesses. Our market segment share in the United States manufactured housing market segment has increased from 8% in the beginning of 2011 to 17% in 2017 based on total number of units produced.

Strategic Manufacturing Footprint

We currently operate 36 manufacturing facilities, located in 17 states and three provinces across the United States and western Canada. Our facilities are strategically located to serve the fastest-growing markets in the United States and western Canada. We operate 12 manufacturing facilities in the top 10 states for total number of manufactured home shipments in 2017 as well as nine manufacturing facilities in the top 10 fastest growing states for manufactured home shipments over the last ten years.

We have a proven ability to distribute orders efficiently across our manufacturing footprint based on market demand, workforce availability, and our surrounding distribution capabilities. We are standardizing our manufacturing processes and employing metrics-driven accountability measures across all of our facilities. We also believe we have a scalable plant network including seven idle manufacturing plants to support future growth in the factory-built housing market segment.

Comprehensive, High Quality Product Offering With Leading Brands

We design and build a range of manufactured and modular homes, park models, and commercial structures. We believe that the high quality and broad scope of our product and service offerings provide us a competitive advantage relative to other factory-built and certain site-built homes. With our strong and award winning product designs, we seek to meet the needs of our localized customers, while also providing them with customizable options. Our leading brands are marketed and distributed through a network of independent and company-owned retailers, planned community operators, government agencies, and commercial developers.

Scalable Platform for Future Growth

We believe that we have the second largest position in the United States manufactured housing market segment based on units produced in 2017 with opportunities for future growth. We intend to capitalize on favorable demand drivers and demographic trends, underutilized capacity within our manufacturing plant footprint, a pipeline of operational initiatives, product expansion, and plant and retail sales center acquisition opportunities to support our future growth initiatives. The manufactured housing industry, which currently represents less than 10% of total home starts, is expected to grow faster than the broader single-family housing market segment, and we believe we are well positioned to benefit from that industry dynamic. We currently maintain seven idled manufacturing plants, which provide us with the ability to meet increased demand. We believe that our national scale and competitive advantages also enable us to capture market segment share from competitors and make selective value enhancing acquisitions. We have a proven track-record of executing and integrating acquisitions and plant openings having successfully completed two acquisitions and three openings of idle facilities over the last five years.

Experienced Management Team

Our management team has significant industry and operational experience, with strong leadership from Keith Anderson who became CEO of Champion Holdings in 2015. Mr. Anderson has extensive knowledge of manufactured housing, having also previously served as Executive Vice President of Walter Investment and President and CEO of Green Tree Servicing. Mr. Anderson is supported by our CFO, Laurie Hough, who joined Champion Holdings in 2010 and our Executive Vice President, Mark Yost, who joined Champion Holdings in

2013, with extensive experience in operations and financial management. Since 2015 through the completion of the Exchange, our management team has grown Champion Holdings’ revenue and increased its profitability. Key strategies used for improvement included close evaluation of pricing and costs, the replacement of certain custom products with standardized offerings, and the expansion of our footprint through acquisitions as well as the build out of new plants.

Our Strategy

We intend to continue to pursue opportunities to profitably grow our revenue at a rate in excess of the broader single-family housing market segment in the United States, as well as improve our operating margins by executing on the following strategic initiatives.

Capitalize on Favorable Manufactured Housing Demand Drivers

There have been a number of recent favorable demographic trends and demand drivers in the United States and western Canada, including underlying growth trends in key homebuyer groups, such as the population over 65 years of age, the population of first-time home buyers and the population of households earning less than $50,000 per year. We intend to capitalize on these trends and drivers to grow our business. We believe that there is an opportunity for continued manufactured and modular construction market segment expansion driven by the foregoing trends and demand drivers, as well as construction labor shortages in certain regions (which tend to adversely and disproportionally impact supply and cost of site-built homes when compared to manufactured housing) and increased affordability of factory-built homes relative to site-built homes. We will seek to capture additional demand from manufactured housing communities that increase spending on expansion and development projects. In addition, if financing availability continues to improve and related regulation continues to ease, we believe that there will be an increase in the number of prospective customers who qualify for home loans for manufactured and modular homes. Finally, as one of only a limited number of manufactured homebuilders who have been approved for contracts with FEMA, we believe that we are well positioned to capture additional demand from housing assistance requirements following natural disasters and other housing emergencies.

Expand Sales in Existing, Adjacent and New Geographies and Segments

We have a track record of sales growth and have demonstrated our ability to broaden our manufacturing and retail presence through the successful execution of a balanced organic growth and acquisition-based strategy. We are focused on meeting increasing demand by using additional capacity within our existing operating footprint by opening idle plants, and by expanding existing plants in selected geographies. We have continued to grow our distribution through community relationships and expanded retail operations. We have also continued to develop partnerships with manufactured housing finance market participants to further accelerate our revenue growth opportunities. We intend to continue to expand our commercial platform, having recently pioneered large-scale commercial construction projects. For example, in the hospitality sector we have increased our commercial construction visibility working with a leading global hospitality brand. We also intend to explore opportunities to acquire additional retail locations, plants, and factory-built housing competitors to supplement our organic growth initiatives.

Continue to Implement Operational Initiatives to Further Enhance Margins

We have been able to expand our operating margins over time as a result of increased volume, reduction of our material cost structure, and company-wide efforts focused on standardization and simplification of our operations. We are currently focused on a number of ongoing operational initiatives to further enhance our operating margins, including:

•	executing on integration synergies related to identified procurement, operational and labor cost saving opportunities as well as streamlining overlapping functions;

•	continuing to refine product offerings through product standardization;

•	enhancing product value to the customer through material substitution and improved design; and

•	focusing on operational excellence and production efficiency through further simplification of our manufacturing process.

Among other initiatives, we plan to further develop our modular platform, expand our commercial product lines, standardize our engineering and design platform, and better leverage our fixed costs from underutilized plants by routing additional demand to plants with excess capacity.

Expand and Maintain Quality Products through Innovation and Development

We plan to continue to innovate our home designs and home products to meet the needs of existing and new customers. We have received a number of awards from the Manufactured Housing Institute, the National Association of Home Builders, and others for our leadership in manufactured and modular home designs, craftsmanship and quality. We maintain an active dialogue with residential and commercial developers to identify demand trends and anticipate the needs of prospective homeowners. We also plan to continue to work closely with our suppliers to pilot new products, such as in-home smart technologies and luxury interior finishes.

Recent Developments

Preliminary Estimated Financial Results of Champion Holdings for the Period from April 1, 2018 (the Beginning of Our First Fiscal Quarter) to June 2, 2018

Based on available data, for the period from April 1, 2018 to June 2, 2018 we expect to include the following financial results for Champion Holdings in our results of operations for the fiscal quarter ended June 30, 2018 (and have included below comparable period information for the prior fiscal year of Champion Holdings (the period from April 2, 2017 to June 3, 2017)):

	Two Months Ended
(Dollars in thousands)	June 2, 2018	June 3, 2017	Change	% Change
Net sales	$195,911	$159,732	$36,179	22.6%
Net income	3,829	896	2,933	327.3%
Adjusted EBITDA	13,979	3,692	10,287	278.6%

The estimated financial information included above is based on information currently available for Champion Holdings for the periods presented and does not include (i) any effects of the contribution of the Contributed Shares (as defined below) by Champion Holdings to Skyline, and the Shares Issuance (as defined below) by Skyline to the members of Champion Holdings (collectively referred to herein as the “Exchange”), (ii) any results of operations of Skyline, or (iii) the results of Champion Holdings for the period from June 3, 2018 to June 30, 2018. As a result, the results for our fiscal quarter ended June 30, 2018 (which will include the effects of the foregoing items), will differ from this preliminary estimated interim information and such differences could be material. The results for our fiscal quarter ended June 30, 2018 are not yet estimable with reasonable certainty due to, among other reasons, the facts that we have not completed the purchase accounting adjustments for the acquisition of Skyline that will impact depreciation, amortization of intangibles, and stock-based compensation expense among other items. However, based on available data for the period from March 5, 2018 to June 1, 2018 (the closing date of the Exchange) we believe that Skyline’s net sales and Adjusted EBITDA improved as compared to its results for the quarterly period ended May 31, 2017, while we expect Skyline’s net income to be negatively impacted by the transaction expenses related to the Exchange. Additionally, our financial statements as of and for the three month period ending June 30, 2018 will include three months of Champion Holdings from April 1, 2018 through June 30, 2018, but only one month of results attributable to Skyline. For periods subsequent to the fiscal quarter ended June 30, 2018, our financial results will include consolidated results for each of Champion Holdings and Skyline for the entire period presented.

Net sales for the two months ended June 2, 2018 improved over the same period in the prior year primarily due to improved U.S. factory-built housing sales volumes as well as an increase in average selling price per unit. Adjusted EBITDA improved period over period primarily as a result of higher gross profit margins. In addition, the period ended June 3, 2017 included startup costs for Champion Holdings’ investment in a manufacturing facility purchased in April 2017 in Mansfield, Texas. Net income for the period from April 1, 2018 to June 2, 2018 improved versus the prior comparable period for the reasons described above for Adjusted EBITDA but was also impacted by transaction costs related to the Exchange of $5.7 million on a pretax basis. The percentage increase for our net sales, net income and Adjusted EBITDA for the two months ended June 2, 2018 as compared to the two months ended June 3, 2017 cannot be extrapolated to accurately indicate the expected percentage increase in our net sales, net income and Adjusted EBITDA for the quarter ended June 30, 2018 as compared to the quarter ended July 1, 2017 due to the number of weeks in our fiscal months as well as distribution limitations caused by weather during the period ended June 3, 2017, which resulted in additional shipments occurring during the third month of that fiscal quarter.

To supplement our financial information presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), we use Adjusted EBITDA to clarify and enhance an understanding of the historical results of our business. We believe that the presentation of Adjusted EBITDA enhances an investor’s understanding of our financial performance. We further believe that Adjusted EBITDA is a useful financial metric to assess our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business. We use Adjusted EBITDA for business planning purposes and in measuring our performance relative to that of our competitors.

Champion Holdings defines Adjusted EBITDA as net income or loss plus (a) the provision for income taxes, (b) interest expense, net, (c) depreciation and amortization, (d) gain or loss from discontinued operations, (e) foreign currency gains and losses, (f) equity based compensation, (g) non-cash restructuring charges and impairment of assets, and (h) other non-operating costs including those for the acquisition and integration or disposition of businesses and idle facilities. Adjusted EBITDA is not a measure of earnings calculated in accordance with U.S. GAAP, and should not be considered an alternative to, or more meaningful than, net income or loss, net sales, operating income or earnings per share prepared on a U.S. GAAP basis. We believe that Adjusted EBITDA is commonly used by investors to evaluate our performance and that of our competitors. However, our use of Adjusted EBITDA may vary from that of others in our industry.

In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those adjusted for in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Adjusted EBITDA” in our Current Report on Form 8-K filed with the SEC on July 13, 2018.

The following table reconciles net income, the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA, a non-GAAP financial measure, for the two months ended June 2, 2018 and June 3, 2017:

	Two Months Ended
(Dollars in thousands)	June 2, 2018	June 3, 2017	Change	% Change
Net income	$3,829	$896	$2,933	327.3%
Income tax expense	1,843	339	1,504	443.7%
Interest expense, net	603	738	(135)	(18.3%)
Depreciation and amortization	1,584	1,327	257	19.4%
Foreign currency losses	28	284	(256)	(90.1%)
Transaction costs	5,652	38	5,614	N/M
Equity based compensation	100	100	—	—
Integration and other costs	340	(30)	370	N/M

Adjusted EBITDA	$13,979	$3,692	$10,287	278.6%

“N/M” indicates that the calculated percentage is not meaningful.

Adjusted EBITDA has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA:

•	does not reflect the interest expense on our debt;

•	excludes impairments; and

•	does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using non-GAAP financial measures only supplementally.

The estimated interim financial results for the two months ended June 2, 2018 and June 3, 2017, are preliminary and have been prepared by, and reflect the judgment of, management. These preliminary estimated interim financial results are based solely upon information available as of the date of this prospectus supplement and are not a comprehensive statement of our financial results for those periods. The information presented herein for the two months ended June 2, 2018 are subject to finalization of our quarterly financial and accounting procedures and should not be considered a substitute for the financial statements for the three months ended June 30, 2018 or July 1, 2017, prepared in accordance with U.S. GAAP once they become available. Neither our independent registered public accounting firm, Ernst & Young LLP, nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to these estimated interim financial results, nor have they expressed any opinion or any other form of assurance on these estimated interim financial results.

We have provided these preliminary estimated interim financial results described above primarily because our financial closing procedures for the three months ended June 30, 2018 are not yet complete due, in part, to the purchase accounting adjustments for the acquisition of Skyline that are not yet complete and will impact depreciation, amortization of intangibles, and stock-based compensation expense among other items, and our financial results for the three months ended June 30, 2018 will not be publicly available prior to the completion of this offering. Accordingly, you should not place undue reliance upon these preliminary estimated interim financial results. Consequently, the actual financial and operating results for the quarter ended June 30, 2018 may vary from the two-month results set forth above, and any variation between our actual results for the fiscal quarter ended June 30, 2018 and the two-month results set forth above may be material. Similarly, as described above, the actual financial and operating results for the quarter ended July 1, 2017 will vary from the two-month results set forth above, and such variation will be material as a result of, among other things, the number of weeks in our fiscal months as well as distribution limitations caused by weather during the two month period ended June 3, 2017, which resulted in additional shipments occurring during the third month of that fiscal quarter. Please refer to “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement and Exhibit 99.1, entitled “Risk Factors,” included in our Current Report on Form 8-K, filed with the SEC on July 13, 2018 for factors that could cause actual results to differ from those described above. These preliminary estimated interim financial results should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Current Report on Form 8-K, which was filed with the SEC on July 13, 2018, and the consolidated financial statements and related notes thereto for the fiscal year ended March 31, 2018 included in our amended Current Report on Form 8-K, which was filed with the SEC on June 14, 2018.

Our Principal Shareholders

On June 1, 2018, Skyline Champion Corporation was formed by Skyline and Champion Holdings combining their operations pursuant to the Share Contribution & Exchange Agreement (the “Exchange Agreement”), dated as of January 5, 2018, by and between Skyline and Champion Holdings. Pursuant to the Exchange Agreement, Champion Holdings contributed to Skyline Corporation all of the issued and outstanding shares of capital stock of Champion Holdings’ wholly-owned operating subsidiaries, Champion Home Builders, Inc. (“CHB”), and CHB International B.V. (“CIBV”) (the shares of stock of CHB and CIBV contributed to Skyline, the “Contributed Shares”), and in exchange for the Contributed Shares, Skyline issued to the members of Champion Holdings, in the aggregate, 47,752,008 shares of Skyline common stock, $0.0277 par value per share (such issuance, the “Shares Issuance”).

On June 1, 2018, in connection with the Exchange, investment funds affiliated with Bain Capital Credit Member, LLC (the “Bain Funds”), investment funds affiliated with Centerbridge Capital Partners, L.P. (the “Centerbridge Funds”), and investment funds affiliated with MAK Capital One L.L.C. (the “MAK Funds” and, together with the Bain Funds and the Centerbridge Funds, the “Principal Shareholders”), together with the Company, entered into an Investor Rights Agreement. See “Description of Capital Stock – Investor Rights Agreement” in the accompanying prospectus.

As of June 30, 2018, the Principal Shareholders collectively owned approximately 73.8% of our issued and outstanding common stock. The Bain Funds, the Centerbridge Funds and the MAK Funds own approximately 24.7%, 24.8% and 24.3% respectively, of our issued and outstanding common stock. We are a “controlled company” under the applicable NYSE listing rules and the Principal Shareholders have significant influence over us. See “Risk Factors—Risks Related to our Common Stock and this Offering—The Principal Shareholders will continue to have significant influence over us after this offering and their interest may conflict with yours and ours.”

Corporate Information

Skyline Champion Corporation was originally incorporated in Indiana in 1959 as Skyline Corporation. Following the completion of the Exchange, we changed our name to Skyline Champion Corporation. Our principal executive offices are located at 2520 By-Pass Road, Elkhart, Indiana 46515. Our website is located at www.ir.skylinechampion.com. Our website and the information contained on our website is not incorporated by reference and is not a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

The following summary contains basic information about our common stock and the offering and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common stock, you should read the section in the accompanying prospectus entitled “Description of Capital Stock” and the documents referred to therein.

Issuer	Skyline Champion Corporation

Common stock offered by the selling shareholders	9,000,000 shares

Common stock to be outstanding after this offering	56,188,252 shares

Option to purchase additional shares	The selling shareholders have granted the underwriters a 30-day option to purchase up to 1,350,000 additional shares.

Use of proceeds	The selling shareholders will receive all of the net proceeds from this offering. We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders. See “Use of Proceeds” for additional information.

Risk factors	Investing in our common stock involves a high degree of risk. You should consider the matters referred to under the heading “Risk Factors” of this prospectus supplement and in the accompanying prospectus and the risk factors incorporated by reference from our filings with the Securities and Exchange Commission (the “SEC”).

Dividend Policy	We have no current plans to pay dividends on our common stock in the foreseeable future. Any future determination to pay dividends to shareholders will be at the sole discretion of our board of directors and will depend upon many factors, including general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our shareholders or by our subsidiaries to us and any other factors that our board of directors may deem relevant. See “Dividend Policy.”

NYSE ticker symbol	“SKY”

The number of shares of our common stock to be outstanding after this offering is based on 56,188,252 shares of our common stock outstanding as of June 30, 2018 and excludes:

•	323,000 shares of our common stock issuable upon exercise of outstanding stock options, with a weighted average exercise price of $5.00 per share; and

•	332,000 shares of our common stock reserved for the future issuance of grants under our 2015 Stock Incentive Plan.

Except as otherwise noted, all information in this prospectus supplement assumes the underwriters do not exercise their option to purchase up to 1,350,000 additional shares of common stock from the selling shareholders.

RISK FACTORS

Investment in our securities involves a high degree of risk. For a discussion of the cautionary information you should carefully consider before deciding to purchase any of our securities, please review the risk factors included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risks that are described in the risk factors included in Exhibit 99.3 to our Current Report on Form 8-K which was filed with the SEC on July 13, 2018, as well as other documents that we file with the SEC that are incorporated by reference. Each of these risk factors, as well as any additional risks and uncertainties not known to us or currently deemed immaterial, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to our Common Stock and this Offering

Our stock price could fluctuate significantly, which could cause the value of your investment to decline, and you may not be able to resell your shares at or above the price you paid for them.

Securities markets worldwide have experienced, and may continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions or events, could reduce the market price of our common stock regardless of our operating performance. The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	regulatory or political developments;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

The Principal Shareholders will continue to have significant influence over us after this offering and their interest may conflict with yours and ours.

We are currently controlled, and after this offering is completed will continue to be controlled, by the Principal Shareholders. Upon completion of this offering, based on the 56,188,252 shares of our common stock outstanding as of June 30, 2018, the Principal Shareholders will beneficially own approximately 58.5% of our outstanding common stock (or 56.2% if the underwriters exercise in full their option to purchase additional shares from the selling shareholders). As long as the Principal Shareholders control at least a majority of our outstanding voting power, they will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even after their aggregate ownership falls below 50%, the Principal Shareholders will continue to be able to strongly influence or effectively control our decisions.

Additionally, the Principal Shareholders’ interests may not align with the interests of our other shareholders. The Principal Shareholders are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Each Principal Shareholder may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Certain of our directors have relationships with the Principal Shareholders, which may cause conflicts of interest with respect to our business.

As of the date of this prospectus supplement, six of our eleven directors are affiliated with a Principal Shareholder. Our Principal Shareholder-affiliated directors have fiduciary duties to us and, in addition, have duties to their respective funds. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and their funds, whose interests may be adverse to ours in some circumstances.

We are a “controlled company” under NYSE rules and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you do not have the same protections afforded to shareholders of companies that are subject to such requirements.

Because the Principal Shareholders control a majority of the voting power of our common stock, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	we have a board of directors that is composed of a majority of “independent directors,” as defined under NYSE rules;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

We are currently utilizing all of these exemptions. Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws could prohibit a change of control that our shareholders may favor and could negatively affect our stock price.

In addition to the Principal Shareholders’ beneficial ownership of a substantial percentage of our common stock, our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws contain provisions that could make it more difficult and expensive for a third party to acquire control of us, even if a change of control would be beneficial to the interests of our shareholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. These provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. For example, our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws:

•	permit our Board of Directors to issue preferred stock with such terms as they determine, without shareholder approval;

•	require advance notice for shareholder proposals and director nominations; and

•	contain limitations on convening shareholder meetings and shareholder action by written consent.

These provisions make it more difficult for shareholders or potential acquirers to acquire us without negotiation and could discourage potential takeover attempts and could adversely affect the market price of our common stock.

If a substantial number of shares become are sold in a short period of time, the market price of our common stock could decline, which could impede our ability to raise additional capital through the issuance of additional shares of our common stock or other equity securities.

As of June 30, 2018, there were 56,188,252 shares of our common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, our directors, executive officers and the selling shareholders have entered into a lock-up agreement with the underwriters which regulates their sales of our common stock for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions. After these restrictions have elapsed, additional shares, some of which will be subject to vesting, will be eligible for sale in the public market. If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress the market price of our common stock.

In addition, we have reserved 655,000 shares of common stock for issuance under our equity compensation plans. Upon consummation of this offering, we expect to have 323,000 shares of common stock issuable upon exercise of outstanding options (all of which will be fully vested). A decline in the price of shares of our common stock caused by the lapse of resale restrictions by our existing shareholders or the sale of common stock issued pursuant to our equity incentive plans might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, then our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, then our stock price could decline.

We do not anticipate paying any cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

Any future determination to pay dividends to shareholders will be at the sole discretion of our board of directors and will depend upon many factors, including general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our shareholders or by our subsidiaries to us and any other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risks Relating to the Company

The factory-built housing industry is cyclical, is affected by seasonality and is sensitive to changes in general economic or other business conditions.

The factory-built housing industry is affected by seasonality. Sales during the period from March to November are typically higher than in other months. As a result, Skyline Champion Corporation’s (the “Company”) sales and operating results sometimes fluctuate and may continue to fluctuate in the future.

The factory-built housing industry is also sensitive to changes in economic conditions and other factors, such as employment rates, job growth, population growth, consumer confidence, consumer income, availability of financing, interest rate levels and an oversupply of homes for sale. Changes in any of these conditions generally, or in the markets where the Company operates, could reduce demand and constrain pricing for new factory-built homes in these areas or result in customer cancellations of pending shipments, which could adversely affect the number of homes shipped by the Company or reduce the prices it can charge, either of which could result in a decrease in the Company’s net sales and earnings that could adversely affect the Company’s financial condition.

The Company is subject to demand fluctuations in the housing industry. Reductions in demand could adversely affect the Company’s business, results of operations, and financial condition.

Demand for the Company’s homes is subject to fluctuations in the housing market generally. In a housing market downturn, the Company’s sales and results of operations could be adversely affected; it may have significant inventory impairments and other write-offs; its gross margins may decline significantly from historical levels; and it may incur losses from operations. The Company cannot predict the continuation of the current housing recovery, nor can it provide assurance that should the recovery not continue its response will be successful.

Future increases in interest rates, more stringent credit standards, tightening of financing terms, or other increases in the effective costs of owning a factory-built home (including those related to regulation or other government actions) could limit the purchasing power of the Company’s potential customers and could adversely affect the Company’s business and financial results.

A large majority of the Company’s customers finance their home purchases through third-party lenders. While interest rates have increased moderately, they have been near historical lows for several years, which has made purchasing new factory-built homes more affordable. Increases in interest rates or decreases in the availability of consumer financing could adversely affect the market for homes. Potential customers may be less willing or able to pay the increased monthly costs or to obtain financing. Lenders may increase the qualifications needed for financing or adjust their terms to address any increased credit risk. These factors could adversely affect the sales or pricing of the Company’s factory-built homes. These developments have historically had, and may once again have, an adverse effect on the overall demand for factory-built housing and its competitiveness with other forms of housing, and could adversely affect the Company’s results of operations and financial condition.

The liquidity provided by Government-Sponsored Enterprises (“GSEs”) and the Federal Housing Administration (“FHA”) is also critical in insuring or purchasing home mortgages and creating or insuring investment securities that are either sold to investors or held in their portfolios. The impact of the federal government’s conservatorship of GSEs on the short-term and long-term demand for new housing as well as any potential restructuring of the GSEs remains unclear. Any limitations or restrictions on the availability of financing by these agencies could adversely affect interest rates, financing, and the Company’s sales of new homes.

The Dodd-Frank Act established the Consumer Financial Protection Bureau (“CFPB”) to regulate consumer financial products and services. Since 2014, the CFPB has promulgated rules concerning consumer credit transactions secured by a dwelling, which include real property mortgages and chattel loans (financed without land) secured by factory-built homes. Overall, the rules have caused some lenders to curtail underwriting such loans, and some investors are reluctant to own or participate in owning such loans because of the uncertainty of potential litigation and other costs. Consequently, such regulatory developments could cause some prospective buyers of factory-built homes to be unable to secure the financing necessary to complete purchases. In addition, compliance with the law and ongoing rule implementation has caused lenders to incur additional costs to implement new processes, procedures, controls, and infrastructure required to comply with the regulations. Compliance may constrain lenders’ ability to profitably price certain loans. Failure to comply with these regulations, changes in these or other regulations, or the imposition of additional regulations, could affect the Company’s earnings, limit its access to capital, and have a material adverse effect on its business and results of operations.

The CFPB rules amending the Truth in Lending Act and Real Estate Settlement Procedures Act expand the types of mortgage loans that are subject to the protections of the Home Ownership and Equity Protection Act (“HOEPA”), revise and expand the tests for coverage under HOEPA, and impose additional restrictions on mortgages that are covered by HOEPA. As a result, certain factory-built home loans are now subject to HOEPA limits on interest rates and fees. Loans with rates or fees in excess of the limits are deemed “high cost mortgages” and provide additional protections for borrowers, including with respect to determining the value of the home. Most loans for the purchase of factory-built homes have been written at rates and fees that would not appear to be considered high cost mortgages under the rule. Although some lenders may continue to offer loans that are now deemed high cost mortgages, the rate and fee limits appear to have deterred some lenders from offering loans to certain borrowers and may continue to make them reluctant to enter into loans subject to the provisions of HOEPA. As a result, some prospective buyers of factory-built homes may be unable to secure financing necessary to complete factory-built home purchases.

The availability of wholesale financing for retailers is limited due to a limited number of floor plan lenders and reduced lending limits.

Factory-built housing retailers generally finance their inventory purchases with wholesale floor plan financing provided by lending institutions. The availability of wholesale financing is significantly affected by the number of floor plan lenders and their lending limits. Limited availability of floor plan lending negatively affects the inventory levels of the Company’s independent retailers, the number of retail sales center locations and related wholesale demand, and adversely affects the availability of and access to capital on an ongoing basis. As a result, if the availability of wholesale financing is reduced, the Company could experience sales declines or a higher level of customer defaults and its operating results and cash flows could suffer.

The Company has contingent repurchase obligations related to wholesale financing provided to industry retailers.

As is customary in the factory-built housing industry, a significant portion of the Company’s manufacturing sales to independent retailers are financed under floor plan agreements with financing companies. Payment for floor plan sales is generally received 5 to 15 business days from the date of invoice. In connection with the floor plan financing programs, the Company generally has separate agreements with the financing companies that require the Company to repurchase homes upon default by the retailer and repossession of the homes by the financing companies. These repurchase agreements are applicable for various periods of time, generally up to 24 months after the sale of the home to the retailer. However, certain homes are subject to repurchase until the home is sold by the retailer. The Company’s contingent repurchase obligation as of March 31, 2018, was estimated to be approximately $140.1 million, without reduction for the resale value of the homes. The Company may be required to honor contingent repurchase obligations in the future and may incur additional expense and reduced cash flows because of these repurchase agreements.

If the Company is unable to establish or maintain relationships with independent distributors who sell its homes, the Company’s sales could decline and its operating results and cash flows could suffer.

Although the Company maintains its own factory direct retail business in select markets, it conducts a majority of its business through independent distributors. For example, approximately 85% of the Company’s fiscal 2018 manufacturing shipments of homes were made to independent distributors throughout the United States and western Canada. As is common in the factory-built housing industry, independent distributors may sell factory-built homes produced by competing manufacturers. The Company may not be able to establish relationships with new independent distributors or maintain good relationships with independent distributors that sell its homes. Even if the Company does establish and maintain relationships with independent distributors, these customers are not obligated to sell the Company’s homes exclusively and may choose to sell competitors’ homes instead. The independent distributors with whom the Company has relationships can cancel these relationships on short notice. In addition, these customers may not remain financially solvent, as they are subject to similar industry, economic, demographic and seasonal trends that the Company faces. If the Company does not establish and maintain relationships with solvent independent distributors in the markets it serves, sales in those markets could decline, and if the Company cannot effect offsetting expansion of its factory-direct retail business, the Company’s operating results and cash flows could suffer.

Prices of certain materials can fluctuate and availability of certain materials may be limited at times.

Prices of certain materials used in the construction of homes, such as lumber, insulation, steel, drywall, oil-based products and fuel, can fluctuate significantly due to changes in demand and supply. Additionally, availability of certain materials such as drywall and insulation may be limited at times resulting in higher prices or the need to find alternative suppliers. The Company may attempt to pass the higher material costs on to customers but it is not certain that it will be able to achieve this without affecting demand. Limited availability of materials may also adversely affect the Company’s production capabilities and results of operations.

The Company’s results of operations can be adversely affected by labor shortages and turnover.

The homebuilding industry has from time to time experienced labor shortages and other labor related issues. A number of factors may adversely affect the labor force available to the Company and its subcontractors in one or more of its markets, including high employment levels, construction market conditions, and government regulation, which include laws and regulations related to workers’ health and safety, wage and hour practices, and immigration. The Company’s direct labor has historically experienced high turnover rates, which can lead to increased spending on training and retention and, as a result, increased costs of production. An overall labor shortage or a lack of skilled labor could cause significant increases in costs or delays in construction of homes, which could have a material adverse effect upon the Company’s net sales and results of operations.

Industry conditions and future operating results could limit the Company’s sources of capital. If the Company is unable to locate suitable sources of capital when needed, it may be unable to maintain or expand its business.

The Company depends on its cash balances, cash flows from operations, and its revolving credit facility (the “Credit Facility”) to finance its operating requirements, capital expenditures, and other needs. If the Company’s cash balances, cash flows from operations, and availability under the Credit Facility are insufficient to finance its operations and alternative capital is not available, the Company may not be able to expand its business and make acquisitions, or it may need to curtail or limit its existing operations.

Factory-built housing operates in the highly competitive housing industry, and, if other home builders are more successful or offer better value to the Company’s customers, its business could decline.

The Company operates in a very competitive environment, in which it faces competition from a number of other home builders in each market in which it operates. The Company competes with large national and regional home building companies and with smaller local home builders for financing, raw materials, and skilled management and labor resources. Some of the Company’s manufacturing competitors have captive retail distribution systems and consumer finance and insurance operations. In addition, there are independent factory-built housing retail locations in most areas where independent retailers sell the Company’s homes and in most areas where it has retail operations. Because barriers to entry to the industry at both the manufacturing and retail levels are low, the Company believes that it is relatively easy for new competitors to enter its markets. In addition, the Company’s products compete within the housing industry more broadly with other forms of low to moderate-cost housing, including site-built homes, panelized homes, apartments, townhouses, condominiums, and repossessed homes. The Company also competes with the resale homes, also referred to as “previously owned or existing” homes, as well as rental housing.

An oversupply of homes available for sale or the heavy discounting of home prices by the Company’s competitors could adversely affect demand for its homes and the results of its operations. An increase in competitive conditions could have any of the following impacts on the Company: delivering fewer homes; sale of fewer homes or higher cancellations by the Company’s home buyers; an increase in selling incentives or reduction of prices; and realization of lower gross margins due to lower selling prices or an inability to increase selling prices to offset increased costs of the homes delivered. If the Company is unable to compete effectively in its markets, its business could decline disproportionately to that of its competitors. As a result, its sales could decline and its operating results and cash flows could suffer.

Changes in consumer preferences for the Company’s products or its failure to gauge those preferences could lead to reduced sales.

The Company cannot be certain that historical consumer preferences for factory-built homes in general, and for its products in particular, will remain unchanged. The Company’s ability to remain competitive depends heavily on its ability to provide a continuing and timely introduction of innovative product offerings. The Company believes that the introduction of new features, designs, and models will be critical to the future success of its operations. Managing frequent product introductions poses inherent risks. Delays in the introduction or market acceptance of new models, designs, or product features could have a material adverse effect on the Company’s business. Products may not be accepted for a number of reasons, including changes in consumer preferences or the Company’s failure to properly gauge consumer preferences. Further, the Company cannot be certain that new product introductions will not reduce net sales from existing models and adversely affect its results of operations. In addition, its net sales may be adversely affected if its new models and products are not introduced to the market on time or are not successful when introduced. Finally, the Company’s competitors’ new products may obtain better market acceptance.

When the Company introduces new products into the marketplace, it may incur expenses that it did not anticipate, which, in turn, can result in reduced earnings.

The introduction of new models, floor plans, and features are critical to the Company’s future success. The Company may incur unexpected expenses, however, when it introduces new models, floor plans, or features. For example, it may experience unexpected engineering or design flaws that may cause increased warranty costs. The costs resulting from these types of problems could be substantial and could have a significant adverse effect on the Company’s earnings. Estimated warranty costs are provided at the time of product sale to reflect the Company’s best estimate of the amounts necessary to settle future and existing claims on products. An increase in actual warranty claims costs as compared to the Company’s estimates could result in increased warranty reserves and expense which could have an adverse impact on the Company’s earnings.

For some of the components used in production, the Company depends on a small group of suppliers and the loss of any of these suppliers could affect the Company’s ability to obtain components in a timely manner or at competitive prices, which would decrease its sales and profit margins. Some components are sourced from foreign sources and delays in obtaining these components could result in increased costs and decreased sales and profit margins.

The Company depends on timely and sufficient delivery of components from its suppliers. Most components are readily available from a variety of sources. However, a few key components are currently produced by only a small group of quality suppliers that have the capacity to supply large quantities. If the Company cannot obtain an adequate supply of these key components its sales could decline and its operating results and cash flows could suffer.

The Company’s products and services may experience quality problems from time to time that can result in decreased sales and gross margin and could harm the Company’s reputation.

The Company’s products contain thousands of parts, many of which are supplied by a network of approved vendors. As with the Company’s competitors, product defects may occur, including components purchased from material vendors. The Company cannot assure that all such defects will be detected prior to the distribution of its products. In addition, although the Company endeavors to compel suppliers to maintain appropriate levels of insurance coverage, it cannot assure that if a defect in a vendor-supplied part were to occur that the vendor would have the ability to financially rectify the defect. Failure to detect defects in the Company’s products, including vendor-supplied parts, could result in lost revenue, increased warranty and related costs, and could harm the Company’s reputation.

If the factory-built housing industry is not able to secure favorable local zoning ordinances, the Company’s sales could decline and its operating results and cash flows could suffer.

Limitations on the number of sites available for placement of factory-built homes or on the operation of factory-built housing communities could reduce the demand for factory-built homes and, as a result, the Company’s sales. Factory-built housing communities and individual home placements are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, some property owners have resisted the adoption of zoning ordinances permitting the use of factory-built homes in residential areas, which the Company believes has restricted the growth of the industry. Factory-built homes may not receive widespread acceptance and localities may not adopt zoning ordinances permitting the development of factory-built home communities. If the factory-built housing industry is unable to secure favorable local zoning ordinances, the Company’s sales could decline and its operating results and cash flows could suffer.

The Company may not be able to manage its business effectively if it cannot retain current management team members or if it is unable to attract and motivate key personnel.

The Company may not be able to attract or motivate qualified management and operations personnel in the future. If the Company is not able to attract and motivate necessary personnel to accomplish its business objectives, it will experience constraints that will significantly impede the achievement of its objectives. Transitions in the Company’s senior management team may result in operational disruptions, and its business may be harmed as a result. The Company may also have difficulty attracting experienced personnel to its company and may be required to expend significant financial resources in its employee recruitment efforts.

Product liability claims and litigation and warranty claims that arise in the ordinary course of business may be costly, which could adversely affect the Company’s business.

As a home builder, the Company is subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the home building industry and can be costly. In addition, the costs of insuring against construction defect and product liability claims are high. There can be no assurance that this coverage will not be restricted and become more costly. If the limits or coverages of the Company’s current and former insurance programs prove inadequate, or the Company is not able to obtain adequate, or reasonably priced insurance against these types of claims in the future, or the amounts currently provided for future warranty or insurance claims are inadequate, the Company may experience losses that could negatively impact its financial results.

The Company records expenses and liabilities based on the estimated costs required to cover its self-insured liability under its insurance policies, and estimated costs of potential claims and claim adjustment expenses that are above its coverage limits or that are not covered by its insurance policies. These estimated costs are based on an analysis of the Company’s historical claims and industry data, and include an estimate of claims incurred but not yet reported. Due to the degree of judgment required and the potential for variability in the underlying assumptions when deriving estimated liabilities, the Company’s actual future costs could differ from those estimated, and the difference could be material to its consolidated financial statements.

Security breaches and other disruptions could compromise the Company’s information and expose it to liability, which would cause its business and reputation to suffer.

In the ordinary course of the Company’s business, it collects and stores sensitive data, including intellectual property, its proprietary business information and that of its suppliers and business partners, as well as personally identifiable information of its customers and employees. The Company also has outsourced elements of its information technology structure, and as a result, it is managing independent vendor relationships with third parties who may or could have access to the Company’s confidential information. Similarly, the Company’s business partners and other third party providers possess certain of its sensitive data. The secure maintenance of this information is critical to the Company’s operations and business strategy. Despite its security measures, the Company’s information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. The Company, its partners, vendors, and other third party providers could be susceptible to third party attacks on the Company’s, and their, information security systems, which attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups. Any such breach could compromise the Company’s networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt the Company’s operations, and damage its reputation, any of which could adversely affect the Company’s business.

The Company is subject to extensive regulation affecting the production and sale of factory-built housing, which could adversely affect its profitability.

The Company is subject to a variety of federal, state, and local laws and regulations affecting the production and sale of factory-built housing. The Company’s failure to comply with such laws and regulations could expose it to a wide variety of sanctions, including closing one or more manufacturing facilities. Regulatory matters affecting the Company’s operations are under regular review by governmental bodies and the Company cannot predict what effect, if any, new laws and regulations would have on it or the factory-built housing industry. Failure to comply with applicable laws or regulations or the passage in the future of new and more stringent laws, may adversely affect the Company’s financial condition or results of operations.

The cost of operations could be adversely impacted by increased costs of healthcare benefits provided to employees.

In 2010, the Affordable Care Act, was passed into law. As enacted, the health reform law changes, among other things, certain aspects of health insurance. The Affordable Care Act, coupled with the uncertainty in the insurance markets associated with the future of the Act, could increase the Company’s healthcare costs, which could adversely impact the Company’s earnings.

A prolonged delay by Congress and the President to approve budgets or continuing appropriation resolutions to facilitate the operations of the federal government could delay the completion of home sales or cause cancellations, and thereby negatively impact the Company’s deliveries and revenues.

Congress and the President may not timely approve budgets or appropriation legislation to facilitate the operations of the federal government. As a result, many federal agencies have historically and may again cease or curtail some activities. The affected activities include Internal Revenue Service (“IRS”) verification of loan applicants’ tax return information, the funding of orders by the Federal Emergency Management Agency (“FEMA”) as part of FEMA’s disaster relief efforts, and approvals by the FHA and other government agencies to fund or insure mortgage loans under programs that these agencies operate. As many of the Company’s home buyers use these programs to obtain financing to purchase its homes, and many lenders require ongoing coordination with these and other governmental entities to originate home loans, a prolonged delay in the performance of their activities could prevent prospective qualified buyers of its homes from obtaining the loans they need to complete such purchases, which could lead to delays or cancellations of home sales. These and other affected governmental bodies could cause interruptions in various aspects of the Company’s business and investments. Depending on the length of disruption, such factors could have a material adverse impact on the Company’s results of operations and financial condition.

Increases in the after-tax costs of owning a factory-built home could prevent potential customers from buying the Company’s products and adversely affect its business or financial results.

Significant expenses of owning a factory-built home, including mortgage interest expenses and real estate taxes, generally were, under prior tax law, deductible expenses for an individual’s federal, and in some cases state, income taxes, subject to certain limitations. The new tax reform law (H.R. 1), commonly referred to as the “Tax Cuts and Jobs Act” (the “TCJA”) was signed into law on December 22, 2017. The TCJA includes provisions which would impose limitations with respect to these income tax deductions. Increases in property tax rates or fees on developers by local governmental authorities, as experienced in response to reduced federal and state funding or to fund local initiatives, such as funding schools or road improvements, or increases in insurance premiums can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes, and can have an adverse impact on the Company’s business and financial results.

The transportation industry is subject to government regulation, and regulatory changes could have a material adverse effect on the Company’s operating results or financial condition.

The Company’s Star Fleet Trucking subsidiary provides transportation services. The transportation industry is subject to legislative or regulatory changes, including potential limits on carbon emissions under climate change legislation and Department of Transportation regulations regarding, among other things, driver breaks, classification of independent drivers, “restart” rules, and the use of electronic logging devices that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and cost of providing, transportation services. The Company may become subject to new or more restrictive regulations relating to fuel emissions or limits on vehicle weight and size. Future laws and regulations may be more stringent and require changes in operating practices, influence the demand for transportation services or increase the cost of providing transportation services, any of which could adversely affect the Company’s business and results of operations.

Natural disasters and severe weather conditions could delay deliveries, increase costs, and decrease demand for new factory-built homes in affected areas.

The Company’s operations are located in many areas that are subject to natural disasters and severe weather. The occurrence of natural disasters or severe weather conditions can delay factory-built home deliveries, increase costs by damaging inventories, reduce the availability of materials, and negatively impact the demand for new factory-built homes in affected areas. Furthermore, if the Company’s insurance does not fully cover business interruptions or losses resulting from these events, the Company’s earnings, liquidity, or capital resources could be adversely affected.

Changes in foreign exchange rates could adversely affect the value of the Company’s investments in Canada and cause foreign exchange losses related to intercompany loans.

The Company has substantial investments in businesses in Canada. Unfavorable changes in foreign exchange rates could adversely affect the value of the Company’s investments in these businesses.

Certain of the Company’s shareholders beneficially own a substantial amount of the Company’s common stock and have substantial control over the Company and their interests may conflict with or differ from your interests as a shareholder.

Affiliates of Bain Capital Credit, L.P., Centerbridge Partners, L.P. and MAK Capital (collectively, the “Sponsors”) each beneficially own more than 24.3% of the Company’s shares of common stock and the Company is a “controlled company” within the meaning of the NYSE rules. In addition, nine directors of the Company were designated by the Sponsors pursuant to the investor rights agreement between the Company and the Sponsors. As a result, the Sponsors are able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring shareholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. These shareholders may have interests that are different from other shareholders and may vote in a way that is adverse to the interests of other shareholders. In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of the Company, which could cause the market price of the Company’s common stock to decline or prevent our shareholders from realizing a premium over the market price for their shares.

Additionally, each of the Sponsors is in the business of making investments in companies and may acquire and hold, and in a few instances have acquired and held, interests in businesses that compete directly or indirectly with the Company. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to the Company’s business and, as a result, those acquisition opportunities may not be available to the Company.

As restrictions on resale end or if the Sponsors exercise their registration rights, a significant number of shares of the Company’s common stock could become eligible for resale. As a result, the market price of the Company’s stock could decline if the Sponsors sell their shares or are perceived by the market as intending to sell them.

The integration of Skyline and Champion Holdings may not be successful or the anticipated benefits from their combination may not be realized in their entirety.

After the consummation of the Exchange contemplated by the Exchange Agreement, the Company’s management must integrate the operations, as well as financial and other systems of Skyline and Champion Holdings. The Company’s management will be required to devote a great deal of time and attention to the process of integrating the operations while carrying on the ongoing operations. A significant degree of difficulty and management involvement is inherent in the integration process. The integration process includes but is not limited to:

•	integrating the operations while carrying on the ongoing business;

•	creating uniform policies, procedures, standards, internal controls, and information systems and controlling the costs associated with such matters;

•	integrating information technology, purchasing, accounting, sales, payroll and regulatory compliance systems;

•	the possibility of faulty assumptions underlying expectations regarding the integration process; and

•	integrating two business cultures, which may prove to be incompatible.

There is no assurance that the Company will be successful or cost effective at integrating the two companies. The integration may cause an interruption of, or loss of momentum in the activities of the business after the consummation of the Exchange. If the Company’s management is unable to manage the integration process effectively, or any significant business activities are interrupted as a result of the integration process, the Company’s business, liquidity, financial condition and results of operations may be adversely impacted. Even if the Company is able to combine the two business operations successfully, it may not be possible to realize the full benefits of the expected synergies, which are expected to result from the Exchange, or realize these benefits within the time frame that is expected. For example, the benefits from the Exchange may be offset by costs incurred or delays in integrating the companies. If the Company fails to realize the benefits it anticipates from the Exchange, the business, liquidity, financial condition and results of operations may be adversely affected.

The loss of the services of members of our senior management, key employees or a significant amount of our operating employees could negatively affect our business.

Our success depends upon the skills, experience, and active participation of our senior management and key employees, including at our Titan Factory Direct and Star Fleet Trucking, many of whom have been with the Company for a significant number of years. If we were to lose members of our senior management or key employees, we might not be able to find appropriate replacements on a timely basis, and our operations could be negatively affected. Also, the loss of a significant number of operating employees in key roles or geographies where we are not able to hire qualified replacements could have a material adverse effect on our business.

The Company will incur substantial costs as a result of operating as a public company, and the Company’s management is required to devote substantial time to compliance initiatives.

As a public company, the Company currently incurs legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The Company’s management devotes both time and financial resources to these compliance initiatives.

If the Company fails to staff its accounting and finance functions adequately, or fails to maintain internal controls adequate to meet the demands that are placed upon it as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer. The costs of being a public company, as well as diversion of management’s time and attention, may have an adverse effect on the Company’s future business.

The Company’s failure to establish and maintain effective internal control over financial reporting could harm its business and financial results.

The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that the Company would prevent or detect a misstatement of its financial statements or fraud. Skyline identified a material weakness in its internal control over financial reporting as it relates to the accuracy and valuation of its inventory. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Skyline has initiated remediation measures and these activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. If we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. We may also make forward-looking statements in other reports filed with the SEC, in materials delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. These forward-looking statements, including, in particular, statements with respect to management’s beliefs, plans, objectives, goals, expectations, assumptions, estimates, intentions, synergies, projections in connection with the valuation of Skyline Champion after the Exchange and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the control of Skyline Champion, and which may cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. The matters referred to in the forward-looking statements contained or incorporated by reference in this prospectus supplement may not in fact occur. We caution you therefore against relying on any of these forward-looking statements.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•	local, regional, national, and international economic and financial market conditions and the impact they may have on Skyline Champion and our customers and our assessment of that impact;

•	demand fluctuations in the U.S. and Canadian housing industry;

•	the impact of customer preferences;

•	regulations pertaining to the housing and park model RV industries;

•	general or seasonal weather conditions affecting sales;

•	the potential impact of natural disasters on sales and raw material costs;

•	the prices and availability of materials;

•	periodic inventory adjustments by, and changes to relationships with, independent retailers;

•	changes in interest and foreign exchange rates;

•	more stringent credit standards or financing terms may be imposed by lenders on us, our dealers or customers;

•	the ability to service debt;

•	the impact of inflation;

•	the impact of labor costs, shortage, and turnover;

•	competitive pressures on pricing and promotional costs;

•	the availability of insurance coverage and changes in insurance costs;

•	the timely development and acceptance of new products and services and perceived overall value of these products and services by others;

•	greater than expected costs or difficulties related to the integration of new products and lines of business;

•	acquisitions and the integration of acquired businesses;

•	the effect of changes in laws and regulations with which we must comply; and

•	the effect of changes in accounting policies and practices and auditing requirements.

Factors that could cause or contribute to such differences include, but are not limited to, those that are discussed in other documents we file with the SEC. Any forward-looking statement made by us in or through incorporation by reference in this prospectus speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of shares offered by the selling shareholders in this prospectus supplement. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. We will, however, bear the costs associated with the sale of shares by the selling shareholders, other than underwriting discounts and commissions and certain other expenses customarily borne by selling shareholders.

MARKET PRICE OF OUR COMMON STOCK

Our common stock is listed on the NYSE under the symbol “SKY”. The following table sets forth the high and low sales prices per share of our common stock as reported by the NYSE or, prior to June 4, 2018, the NYSE American stock exchange, for the periods indicated:

	High	Low
Year ended April 2, 2016
First Quarter	$3.65	$2.96
Second Quarter	$3.39	$2.85
Third Quarter	$3.82	$2.17
Fourth Quarter	$9.47	$2.64
Year ended April 1, 2017
First Quarter	$11.86	$7.00
Second Quarter	$13.69	$8.66
Third Quarter	$17.35	$9.02
Fourth Quarter	$15.94	$7.27
Year ended March 31, 2018
First Quarter	$9.61	$5.07
Second Quarter	$13.92	$5.49
Third Quarter	$13.50	$10.31
Fourth Quarter	$24.99	$12.59
Year ending March 31, 2019
First Quarter	$35.65	$21.01
Second Quarter (through July 27, 2018)	$34.66	$28.20

On July 27, 2018, the last reported sale price of our common stock on the NYSE was $28.76 per share. As of the date of this prospectus supplement, we had approximately 608 holders of record of our common stock. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities. Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

DIVIDEND POLICY

We intend to retain all available funds and any future earnings for general corporate purposes. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

On May 31, 2018, Skyline paid a special cash dividend of $0.62381 per share of common stock to shareholders of record at the close of business on May 25, 2018. Any future determination to pay dividends to shareholders will be at the sole discretion of our board of directors and will depend upon many factors, including general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our shareholders or by our subsidiaries to us and any other factors that our board of directors may deem relevant.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

OF SKYLINE CHAMPION CORPORATION

The following unaudited pro forma condensed combined balance sheet of Champion Holdings and Skyline as of March 31, 2018, and the unaudited pro forma condensed combined statement of operations of Champion Holdings and Skyline for the year ended March 31, 2018, are based upon the combined historical financial statements of Champion Holdings and Skyline, after giving effect to the Exchange and the Financing (as defined below), through the pro forma adjustments described in the accompanying notes.

The unaudited pro forma condensed combined balance sheet reflects the pro forma effects of the Exchange and the Financing as if they had occurred on March 31, 2018. The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2018 combines the historical statement of operations of Champion Holdings and the historical income statement of Skyline, adjusted to reflect the pro forma effects of the Exchange and the Financing as if they had occurred on April 2, 2017, the beginning of the earliest period presented. The unaudited pro forma condensed combined financial information includes certain pro forma adjustments that are intended to provide information about the continuing impact of the Exchange and the Financing on the financial position and results of operations of the combined companies subsequent to the Exchange and the Financing. The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to unaudited pro forma adjustments that are (i) directly attributable to the Exchange and the Financing, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the consolidated operating results. The pro forma adjustments set forth in the unaudited pro forma condensed combined financial information reflect the following:

•	the Exchange;

•

the changes in depreciation and amortization expense following the Exchange resulting from the fair value adjustments to the identifiable net tangible assets and amortizable intangible assets and other Exchange-related adjustments;

•

the release of restrictions on cash that served as collateral for certain letters of credit issued under Champion Holdings’ stand-alone letter of credit facility, as a result of the letter of credit sub-facility entered into in the Financing;

•	the change in interest expense following the Exchange resulting from the Financing, and repaying Champion Holdings’ term loans (the “Existing Term Loans”); and

•	payment of the special cash dividends by each of Skyline and Champion Holdings, as provided for in the Exchange Agreement.

Additional information about the basis of presentation of this information is provided in “Note 1. Basis of Presentation” below.

Description of the Exchange Transaction

On January 5, 2018, Champion Holdings and Skyline entered into the Exchange Agreement, pursuant to which (i) Champion Holdings contributed to Skyline all of the issued and outstanding shares of common stock of Champion Holdings’ wholly owned operating subsidiaries, and (ii) Skyline issued to Champion Holdings’ members 47.8 million shares of Skyline Common Stock. On June 1, 2018, the Exchange was completed and the name of the combined company was changed to Skyline Champion Corporation.

Based upon the closing price of $33.39 per share for the Common Stock on the NYSE American on June 1, 2018, the total estimated Purchase Price (as defined below) was $285.2 million and will be allocated to the assets and liabilities of Skyline assumed in the Exchange.

The Exchange Agreement provided that, subject to certain requirements, each of Skyline and Champion Holdings was permitted to pay a dividend prior to completion of the Exchange to the extent it had cash in excess of debt and other debt-like items and unpaid Exchange fees and expenses, each as calculated in accordance with the terms of the Exchange Agreement. Prior to the completion of the Exchange, Skyline paid a dividend of $5.3 million to its shareholders and Champion Holdings paid dividends equal to an aggregate of $65.0 million to its members.

On June 5, 2018, Skyline Champion Corporation entered into a new revolving credit facility (“Credit Facility”) that will be used for refinancing the Existing Term Loans, working capital needs and as support for outstanding letters of credit (the “Financing”). As such, restrictions on cash that had served as collateral for certain letters of credit issued under Champion Holdings’ stand-alone letter of credit facility were removed, as reflected in the pro forma adjustments below. In conjunction with entering into the Credit Facility, Champion Holdings repaid its Existing Term Loans of $46.9 million through borrowings under the Credit Facility. The accompanying unaudited pro forma condensed combined financial information was prepared assuming the Credit Facility was in place as of April 2, 2017, and that there was no change in total outstanding debt during the year ended March 31, 2018.

Champion Holdings granted awards to certain members of its management, employees and other service providers under an equity-classified management incentive plan (the “MIP”). Champion Holdings also granted awards to certain members of management of a subsidiary under a liability-based plan (the “Liability Award”). MIP participants were entitled to receive distributions of cash or property on the same terms as the Class A members of Champion Holdings if the awards under the MIP vest and the Class A members received distributions to the extent of their original investment. A portion of the MIP awards vest over time, and the remainder of the awards vest upon satisfaction of a performance condition. The Liability Award, if vested, will provide cash distributions to the participants in the Liability Award upon the occurrence of certain specified events. The Exchange did not result in the vesting of awards under the MIP or the Liability Award, and as such, the portion of the awards under each of the MIP and Liability Award with a performance condition are not considered probable of vesting. Champion Holdings modified the MIP awards in conjunction with the Exchange and is contemplating changes to the Liability Awards to preserve the current underlying economics while better aligning the vesting provisions with those of a public company.

Effective June 1, 2018, the equity interests underlying the MIP awards were converted and the award holders received unregistered, restricted shares of Skyline Champion Corporation (the “Restricted Shares”). The Restricted Shares are subject to service, performance and market-price based vesting conditions. The Restricted Shares were allocated from the 47.8 million shares issued to Champion Holdings members in the Exchange. Any Restricted Shares that forfeit prior to vesting will be returned to Skyline Champion Corporation under the terms of restricted stock agreements between each award holder and Skyline Champion Corporation. The fair value of the unvested MIP awards at the time of the Exchange was $80 million. Skyline Champion Corporation will recognize non-cash compensation expense for the MIP awards over their respective vesting periods, or upon satisfaction of the market and performance conditions.

A modification to the terms of the Liability Award is also being contemplated, however, a modification is not yet complete, and as such, an adjustment in the attached unaudited pro forma condensed combined financial statements was not considered factually supportable. Possible compensation expense to be recognized by Skyline Champion Corporation will depend on the final terms and the probability of participants in such plan achieving the performance conditions. In a hypothetical scenario under which the performance conditions become probable following the Exchange, Skyline Champion Corporation would recognize compensation expense to the extent of the fair value of the awards over a derived service period.

Champion Holdings did not include an adjustment for the MIP or Liability Award in the unaudited pro forma condensed combined balance sheet or statement of operations because the Exchange did not result in the vesting of awards under the MIP or the Liability Award and, as such, the portion of the awards under each of the MIP and Liability Award with a performance condition are not considered probable of vesting.

After the completion of the Exchange, Skyline Champion Corporation owns and operates the former Champion Holdings operating subsidiaries and Skyline operations. The Common Stock is listed on the NYSE under the trading symbol “SKY.” The shares of Common Stock issued to the members of Champion Holdings were not registered at the time of the completion of the Exchange.

The Exchange will be accounted for as a reverse acquisition under the acquisition method of accounting, which requires determination of the accounting acquirer. The accounting guidance for business combinations, Accounting Standards Codification 805, Business Combinations, (“ASC 805”) provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests of Skyline Champion Corporation after the completion of the Exchange. Immediately following the completion of the Exchange, members of Champion Holdings owned 84.5% of the outstanding equity and associated voting rights in Skyline Champion Corporation.

•

The size of the combining companies in the Exchange. The relative sizes are measured in terms of assets, revenues, net income and other applicable metrics. Champion Holdings would represent 87%, 82% and 66%, and Skyline would represent 13%, 18% and 34%, of the combined assets, revenues and net income, respectively, as of and for the twelve months ended March 31, 2018.

•

The composition of the governing body of Skyline Champion Corporation after the completion of the Exchange. Skyline Champion Corporation’s board of directors following the completion of the Exchange is comprised of nine directors selected by Champion Holdings and two directors selected by Skyline.

Based on the foregoing analysis, Champion Holdings is considered the accounting acquirer and will apply the acquisition method of accounting to the assets and liabilities of Skyline.

Under U.S. GAAP, consideration transferred in a business combination shall be measured at fair value. Since the membership units of Champion Holdings were not publicly traded and did not have a readily observable market price, the per share value used in these unaudited pro forma condensed combined financial statements equals the closing price per share of Skyline Common Stock on June 1, 2018, immediately prior to the completion of the Exchange. U.S. GAAP provides that in an exchange of equity interests, an acquiree’s stock may be a more reliable measure of fair value. The quoted per share price of Skyline Common Stock has been determined to be the most factually supportable measure available in the determination of the fair value of the consideration transferred (the “Purchase Price”), given the market participant element of stock traded in an active market. The number of shares of Skyline Common Stock used to calculate the Purchase Price in these unaudited pro forma condensed combined financial statements is based on the outstanding equity capitalization of Skyline immediately prior to the completion of the Exchange.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. As discussed above, the unaudited pro forma adjustments reflecting the completion of the Exchange have been prepared in accordance with the acquisition method of ASC 805, and reflect the preliminary allocation of the Purchase Price to the acquired assets and liabilities based upon their estimated fair values, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Exchange had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of Skyline Champion Corporation. In connection with the unaudited pro forma condensed combined financial information, Champion Holdings allocated the Purchase Price using its best estimates of fair value of Skyline’s assets and liabilities. These estimates are based on the most recently available information. The allocation is dependent upon certain valuation and other analyses that are not yet final. Accordingly, the pro forma Purchase Price allocations are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to these preliminary Purchase Price allocations.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Exchange or any integration costs.

Skyline Champion Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2018

(Dollars in thousands)	Historical Champion Holdings	Historical Skyline	Reclass	Pro Forma Adjustments for Exchange	(Notes)	Pro Forma Adjustments for Financing	(Notes)	Pro Forma Condensed Combined
Assets			(a)
Current assets
Cash and cash equivalents	$113,731	$14,090	$—	$(5,263)	b	$22,885	e	$68,687
				(65,027)	b
				(11,729)	l
Trade accounts receivable, net	41,984	14,345	—	—		—		56,329
Inventories, net	98,022	13,046	—	350	c	—		111,418
Workers’ compensation security deposit	—	800	(800)	—		—		—
Other current assets	9,367	820	800	—		—		10,987

Total current assets	263,104	43,101	—	(81,669)		22,885		247,421
Noncurrent assets
Restricted cash	22,885	—	—	—		(22,885)	e	—
Property, plant and equipment	67,960	10,632	—	33,368	d	—		111,960
Goodwill	3,179	—	—	187,958	f	—		191,137
Amortizable intangible assets, net	1,542	—	—	32,000	g	—		33,542
Deferred tax assets	30,290	—	—	27,000	h	—		41,275
				(16,015)	i
Other noncurrent assets	6,438	4,705	—	(55)	j	1,915	j	13,003

Total assets	$395,398	$58,438	$—	$182,587		$1,915		$638,338

Liabilities and Equity
Current liabilities
Floor plan payable	$29,825	$—	$—	$—		$—		$29,825
Short-term portion of debt	404	—	—	—		(400)	j	4
Accounts payable	36,773	5,240	—	—		—		42,013
Customer deposits and receipts in excess of revenues	24,557	1,480	—	—		—		26,037
Accrued volume rebates	17,037	3,306	—	—		—		20,343
Accrued warranty obligations	12,530	3,811	—	—		—		16,341
Accrued compensation and payroll taxes	24,100	3,350	—	564	m	—		28,014
Accrued insurance	11,112	—	572	—				11,684
Other current liabilities	10,776	2,342	(572)	(1,150)	l	2,031	j	13,427

Total current liabilities	167,114	19,529	—	(586)		1,631		187,688
Long-term liabilities
Long-term debt	58,927	—	—	—		400	j	59,327
Deferred compensation expense	—	4,801	(4,801)	—		—		—
Accrued warranty	—	2,800	(2,800)	—		—		—
Deferred tax liabilities	3,294	—	—	—		—		3,294
Other	12,766	—	7,601	—		—		20,367

Total noncurrent liabilities	74,987	7,601	—	—		400		82,988
Equity
Contributed capital	140,076	—	—	(140,076)	k	—		—
Common stock	—	312	—	1,321	k	—		1,633
Additional paid-in capital	—	5,391	—	369,931	k	—		375,322
Retained earnings	22,514	91,349	—	(108,090)	k	(116)	k	—
				(5,657)	k
Treasury stock	—	(65,744)	—	65,744	k	—		—
Accumulated other comprehensive loss	(9,293)	—	—	—		—		(9,293)

Total equity	153,297	31,308	—	183,173		(116)		367,662

Total liabilities and equity	$395,398	$58,438	$—	$182,587		$1,915		$638,338

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Skyline Champion Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended March 31, 2018

(In thousands, except share and per share amounts)	Historical Champion Holdings	Historical Skyline	Reclass	Pro Forma Adjustments for Exchange	(Notes)	Pro Forma Adjustments for Financing	(Notes)	Pro Forma Condensed Combined
			(n)
Net sales	$1,064,722	$233,667	$—	$—		$—		$1,298,389
Cost of sales	887,611	202,276	—	1,332	o	—		1,091,219

Gross profit	177,111	31,391	—	(1,332)		—		207,170
Selling, general and administrative expenses	122,522	24,995	(3,185)	63	o	—		146,437
				3,200	p
				371	s
				(1,529)	t
(Gain) loss on sale of property, plant and equipment	—	(1,982)	1,982	—		—		—

Operating income	54,589	8,378	1,203	(3,437)		—		60,733
Interest expense, net	4,185	286	—	—		(674)	q	3,797
Other expense	7,288	—	1,203	(8,396)	r	—		95

Income before income taxes	43,116	8,092	—	4,959		674		56,841
Income tax expense	27,316	—	—	1,711	u	233	u	29,260

Net income	$15,800	$8,092	$—	$3,248		$441		$27,581

Weighted average number of common shares outstanding:
Basic		8,391,244		44,745,894	v			53,137,138
Diluted		8,564,134		45,105,631	v			53,669,765
Net income per share applicable to common shareholders:
Basic		$0.96					v	$0.52
Diluted		$0.94					v	$0.51

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined financial information of Skyline Champion Corporation combines the accounting periods of Champion Holdings and Skyline following the form of the Exchange in which Champion Holdings is the accounting acquirer. Champion Holdings and Skyline have different fiscal year ends. Regulation S-X, Rule 11-02(c)(3) allows the combination of financial information for companies if their fiscal years end within 93 days of each other, however, the Exchange was completed prior to Skyline’s fiscal year which would have ended June 3, 2018. As such, Skyline’s historical results for the unaudited pro forma condensed combined financial statements are derived from Skyline’s unaudited consolidated balance sheet and unaudited consolidated income statement as of and for the twelve fiscal months ended March 4, 2018. Champion Holdings’ historical results are derived from Champion Holdings’ audited consolidated balance sheet and audited consolidated statement of operations as of and for the fiscal year ended March 31, 2018.

Certain financial information of Skyline, as presented in its historical consolidated financial statements, has been reclassified to conform to the historical presentation in Champion Holdings’ consolidated financial statements, for purposes of preparing the unaudited pro forma condensed combined financial statements. Refer to (a) and (n) in Note 4 of this unaudited pro forma condensed combined financial information for an explanation of these reclassifications.

No fair value adjustments to the historical financial information for Champion Holdings, as a result of the Exchange, are expected as Champion Holdings was determined to be the accounting acquirer.

2. Calculation of Estimated Purchase Price

The Purchase Price is determined with reference to the value of equity of the accounting acquiree (in this case, Skyline). The fair value of the Common Stock is based on the closing price on June 1, 2018 of $33.39 per share. The Purchase Price is calculated as follows:

(In thousands, except number of shares and stock price)	Purchase Price
Number of Skyline shares outstanding (1)	8,391,244
Skyline Common Stock price (2)	$33.39

Fair value of Skyline Common Stock consideration	$280,184
Fair value of Skyline stock-based compensation (3)	$4,981

Purchase Price	$285,165

(1)	Number of shares of Common Stock issued and outstanding as of June 1, 2018.

(2)	Closing price of Common Stock on the NYSE American on June 1, 2018.

(3)

“Fair value of Skyline stock-based compensation” represents the portion of the fair value of Skyline’s stock-based compensation awards (restricted stock and stock options) attributable to service periods prior to the Exchange. The remaining estimated aggregate fair value of the awards totaling approximately $6.2 million that was accelerated as a result of the Exchange will be recognized as non-cash stock-based compensation expense by Skyline Champion Corporation immediately post-Exchange. The fair value of Skyline’s stock-based compensation was determined using the Black-Scholes model for the stock options and the stock price of Skyline’s Common Stock at June 1, 2018 times the number of restricted shares that vested at the time of the Exchange. The Black-Scholes model included inputs including a risk-free interest rate of 2.39%, volatility of 72.3% and estimated service periods ranging from four to seven years.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed from Skyline are recorded at the acquisition date fair values and added to those of Champion Holdings. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of March 31, 2018 and have been prepared to illustrate the estimated effect of the Exchange.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and statement of operations. The final purchase price allocation will be determined when Skyline Champion Corporation has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (i) changes in fair values of property, plant and equipment, (ii) changes in allocations to intangible assets, and (iii) other changes to assets and liabilities.

The preliminary Purchase Price was allocated as follows, based on Skyline’s assets and liabilities as of March 31, 2018.

(Dollars in thousands)	Purchase Price
Preliminary Estimated Purchase Price Allocation
Accounts receivable	$14,345
Inventory	13,396
Property, plant and equipment	44,000
Deferred tax assets, net	10,985
Other assets purchased and liabilities assumed, net	(17,519)
Intangibles	32,000
Goodwill	187,958

Total preliminary estimated Purchase Price Allocation	$285,165

The goodwill expected to be recognized is primarily attributed to expected synergies from combining Champion Holdings with Skyline’s existing business, including, but not limited to, expected cost synergies through procurement activities and sharing of best practices. These cost synergies will help Skyline Champion Corporation become more operationally efficient.

3. Conforming Accounting Policies

Management will conduct a review of Skyline’s accounting policies to determine if differences in accounting policies require reclassification of Skyline’s results of operations or reclassification of assets or liabilities to conform to Champion Holdings’ accounting policies and classifications. As a result of that review, management may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements. During the preparation of these unaudited pro forma condensed combined financial statements, management was not aware of any material differences between the accounting policies of the two companies and accordingly, these unaudited pro forma condensed combined financial statements do not assume any material differences in accounting policies between the two companies, other than certain financial statement reclassifications described in Note 4.

4. Pro Forma Adjustments

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(a) Represents reclassifications to conform to Champion Holdings’ basis of presentation, which have no effect on the net equity of Skyline. The balance sheet adjustments relate to the worker’s compensation security deposit which was reclassified to other current assets, accrued insurance which was reclassified from other current liabilities and deferred compensation expense and accrued warranty which were reclassified to other noncurrent liabilities.

(Dollars in thousands)	March 31, 2018
Increase/(Decrease)
Workers’ compensation security deposit	$(800)
Other current assets	800
Increase/(Decrease)
Accrued insurance	$572
Other current liabilities	(572)
Increase/(Decrease)
Deferred compensation expense	$(4,801)
Accrued warranty	(2,800)
Other noncurrent liabilities	7,601

(b) Represents dividends paid prior to the completion of the Exchange. The Exchange Agreement provided for dividends to be paid prior to the completion of the Exchange to both the Champion Holdings members and the Skyline shareholders, based on cash in excess of debt and unpaid Exchange fees and expenses. The aggregate amount of the dividends were $65.0 million for Champion Holdings and $5.3 million for Skyline.

(c) Represents the estimated adjustment to step-up Skyline inventories to fair value of approximately $13.4 million, an increase of $0.4 million from the carrying value. The fair value calculation is preliminary and subject to change. Fair value was based on the estimated selling price of the inventory, less the remaining manufacturing and selling costs and a normal profit margin on those manufacturing and selling efforts. After the Exchange, the step-up inventory value of $0.4 will increase cost of sales over approximately six months as the inventory is sold. That increase is not reflected in the unaudited pro forma condensed combined statement of operations because it does not have a continuing impact on the combined entity.

(d) Represents an adjustment of $33.4 million to increase the basis of acquired property, plant and equipment to estimated fair value of $44.0 million. The acquisition date fair value of property, plant and equipment was estimated using a combination of the cost and sales comparison approaches. The final determination of the fair value of property, plant and equipment will depend on the result of site inspections, detailed comparison to market data, and a review of fixed asset registers as of the completion of the Exchange. The final valuation of Skyline’s acquired property, plant and equipment may be materially different from the amounts discussed above as more detailed information becomes available.

(e) Represents the removal of the restriction on Champion Holdings’ restricted cash of $22.9 million and reclassification to cash as a result of the Financing. The restriction on cash was removed as a result of Champion Holdings’ ability to replace previous cash collateralized letters of credit through utilization of a sub-facility for letters of credit under the Credit Facility.

(f) Represents goodwill associated with the Exchange.

(g) Represents the fair value of Skyline’s identifiable intangible assets, including trade names of $5.0 million and customer relationships of $27.0 million. The fair value of the trade name intangible asset was estimated using the relief-from-royalty method of the income approach. The final determination of the trade names intangible asset will depend on changes to assumptions used for the expected life of the intangible asset, the royalty rate and the discount rate that reflects the level of risk associated with the future cash flows as determined at the time of the final valuation.

The fair value of the customer relationship intangible asset was estimated using the multi-period excess earnings method of the income approach. The final determination of the customer relationship intangible asset will depend on changes to the assumptions used for projected cash flows attributable to the acquired customer relationships, the annual attrition rate of existing customer relationships, the contributory asset charges attributable to the assets that support the customer relationships, such as net working capital, property, plant and equipment, trade name, and workforce, the economic life and the discount rate as determined at the time of the final valuation.

The final valuation of Skyline’s identifiable intangible assets may be materially different from the amounts discussed above, or may result in the identification of additional intangible assets as more detailed information becomes available.

(h) Represents a reduction in Skyline’s deferred tax asset valuation allowance. At March 31, 2018, Skyline had a valuation allowance for 100% of its deferred tax assets totaling $32.0 million. As a result of the Exchange, Skyline Champion Corporation determined certain deferred tax assets, primarily net operating losses (“NOLs”) are more likely than not to be realized. Therefore, the deferred tax asset valuation allowance has been reduced by $27.0 million and accounted for as part of the business combination. However, this one-time reduction in the valuation allowance is not reflected in the unaudited pro forma condensed combined statement of operations because it will not have a continuing impact on the combined company. The amount of the reversal of the valuation allowance, and determination of the deferred tax liabilities discussed in (i) below, were determined using an effective tax rate of 24.5% which was based on the federal statutory rate of 21.0%, which was the rate in effect at March 31, 2018, plus 3.5% for the additional impact of state income taxes.

(i) Represents an increase in deferred tax liabilities of $16.0 million which reflects the establishment of deferred taxes for the stepped-up assets of Skyline. The tax balance sheet of Skyline will not be adjusted for the fair value of the tangible and intangible assets discussed above. As a result, deferred tax liabilities will be recorded in the opening balance sheet to offset the effect, for tax purposes, of the increase in depreciation and amortization expense in the statement of operations of Skyline Champion Corporation after the Exchange.

(j) Represents the write-off of deferred financing fees of $0.1 million for the Skyline revolving credit agreement and $0.1 million for the Existing Term Loan Facility. The Skyline revolving credit agreement was terminated in conjunction with the completion of the Exchange. The Existing Term Loans were terminated in connection with the execution of the Credit Facility. Also represents the capitalization of an additional $2.0 million of deferred financing fees to be incurred for the Credit Facility, and the reclassification of $0.4 million of previously classified short-term debt to long-term. The amount of total outstanding borrowings under the Credit Facility are expected to be the same as under the Existing Term Loans.

(k) Represents adjustments to total equity for the elimination of the historical Skyline equity balances; to recharacterize Champion Holdings’ historical contributed capital to common stock and additional paid-in capital, to reflect the dividends paid prior to the Exchange, to reflect the reduction in retained earnings as a result of incremental Exchange fees incurred by Champion Holdings prior to the completion of the exchange, and the write off of Champion Holdings’ deferred financing fees. The following table rolls forward the historical combined total equity balance of Champion Holdings and Skyline to the pro forma combined equity balance:

(Dollars in thousands)	March 31, 2018
Combined historical equity balances	$184,605
Dividends paid	(70,290)
Elimination of Skyline common stock	(312)
Elimination of Skyline additional paid-in capital	(5,391)
Elimination of Skyline retained earnings subsequent to dividends paid	(86,086)
Elimination of Skyline treasury stock	65,744
Estimated fair value of Skyline	285,165
Champion Holdings transaction fees	(5,657)
Write off of Champion Holdings debt issuance costs	(116)

Pro Forma Condensed Combined Equity	$367,662

(l) Represents estimated Exchange fees for Champion Holdings and Skyline of $11.7 million to be incurred prior to the completion of the Exchange, of which $1.2 million were accrued by Champion Holdings as of March 31, 2018. The remaining Skyline Exchange fees of $4.9 million are included as an adjustment to goodwill. Champion Holdings’ remaining Exchange fees of $5.7 million are included as an adjustment to retained earnings. An analysis to determine the tax deductibility of the $11.7 million of Exchange fees is not yet complete, and as such, an adjustment in the unaudited pro forma condensed combined financial statements was not considered factually supportable.

(m) Represents the accrual of severance payments of $0.6 million to be paid after the completion of the Exchange.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

(n) Represents reclassifications to conform to Champion Holdings’ basis of presentation, which have no effect on net income of Skyline. The statement of operations adjustments include the reclassification of the gain on sale of property and equipment to selling, general and administrative expenses and the reclassification of fees related to the Exchange to other expense from selling, general and administrative expenses.

(Dollars in thousands)	Year Ended March 31, 2018
Increase/(Decrease)
Selling, general and administrative expenses	$(3,185)
Gain on sale of property and equipment	1,982
Other expense – Exchange fees	1,203

(o) Represents pro forma depreciation expense for the stepped-up basis of Skyline’s property, plant and equipment. Estimated useful lives of 3 – 7 years were used for machinery and equipment and 20 years for buildings and improvements. The fair value and useful life calculations are preliminary and subject to change. The following table summarizes estimated depreciation expense as recorded in cost of sales and selling, general and administrative expenses:

(Dollars in thousands)	Year Ended March 31, 2018
Estimated depreciation expense – COGS	$2,078
Historical depreciation expense – COGS	(746)

Pro forma adjustment to depreciation expense – COGS	$1,332

Estimated depreciation expense – SG&A	$122
Historical depreciation expense – SG&A	(59)

Pro forma adjustment to depreciation expense – SG&A	$63

(p) The following table summarizes the estimated fair values of Skyline’s amortizable intangible assets, their estimated useful lives and related amortization expense:

(Dollars in thousands)	Estimated Fair Value	Estimated Useful Life in Years	Amortization Expense Year Ended March 31, 2018
Trade names	$5,000	10	$500
Customer relationships	27,000	10	2,700

Total identifiable intangible assets	$32,000		$3,200

(q) Reflects the change in interest expense for:

•	elimination of historical interest expense for loans with respect to Skyline’s life insurance policies;

•	elimination of the amortization of deferred financing fees for the existing Skyline revolving credit agreement;

•	elimination of the amortization of deferred financing fees for the Existing Term Loans;

•	elimination of historical interest expense for the Existing Term Loans;

•	amortization of deferred financing fees for the Credit Facility; and

•	recognition of interest expense for the Credit Facility as if it were in place as of April 2, 2017, the beginning of the earliest period presented.

The Skyline revolving credit agreement, on which there were no borrowings at March 31, 2018, was terminated in connection with the completion of the Exchange. The Existing Term Loan Facility was terminated in connection with the execution of the Credit Facility. The net impact on interest expense is as follows:

(Dollars in thousands)	Year Ended March 31, 2018
Historical interest expense	$(5,235)
Historical amortization of deferred financing fees	(184)
Estimated interest expense	4,245
Estimated amortization of deferred financing fees	500

Pro forma adjustment to interest expense	$(674)

(r) Represents the removal of $8.4 million of expenses incurred directly related to the Exchange by both Champion Holdings and Skyline during the fiscal year ended March 31, 2018. Exchange expenses will not have a recurring effect on the financial statements of Skyline Champion Corporation subsequent to the completion of the Exchange.

(s) Represents the elimination of the net currency translation loss recognized by Champion Holdings of $0.4 million for the year ended March 31, 2018 on the translation of certain intercompany debt. The intercompany debt was retired in connection with the completion of the Exchange.

(t) Represents the elimination of the management fee, plus reimbursable expenses, paid by Champion Holdings to its primary investors under a management service agreement. Management fees were $1.5 million for the fiscal year ended March 31, 2018. The management fee agreement was terminated in connection with the completion of the Exchange.

(u) Represents the adjustment to income taxes to reflect the unaudited pro forma adjustments at a blended rate, based on the federal and state statutory tax rates, of 34.5%.

(v) The unaudited pro forma weighted average number of basic common shares outstanding is calculated by adding the 47.8 million shares issued to Champion Holdings’ members (less 3.0 million unvested Restricted Shares) and the historical weighted average number of basic common shares outstanding of Skyline. The unaudited pro forma weighted average basic common shares outstanding have been calculated as if the shares issued in the Exchange had been issued and outstanding as of April 2, 2017. The unaudited pro forma weighted average number of diluted common shares outstanding is calculated by adding the effect of the unvested Restricted Shares, that vest over time, to the unaudited pro forma weighted average number of basic common shares outstanding.

SELLING SHAREHOLDERS

The number of shares of common stock outstanding and percentage of beneficial ownership before this offering set forth below is computed on the basis of 56,188,252 shares of our common stock issued and outstanding as of June 30, 2018. The number of shares of common stock and percentage of beneficial ownership after the consummation of this offering set forth below are based on the number of shares to be issued and outstanding immediately after the consummation of this offering.

The following table, based upon information currently known by us, sets forth as of June 30, 2018: (i) the number of shares of common stock held of record or beneficially by the selling shareholders as of such date (as determined below), (ii) the number of shares being offered by each selling shareholder pursuant to this prospectus supplement and (iii) the number of shares of our common stock that will be owned by each selling shareholder immediately after the offering contemplated by this prospectus supplement. The beneficial ownership of the common stock set forth in the following table is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose.

	Common Stock
Name of Selling Shareholders	Beneficially Owned as of July 27, 2018		Offered Pursuant to this Prospectus (no option exercise)	Beneficially Owned upon Completion of this Offering (no option exercise)
	Number	Percentage		Number	Percentage
Centerbridge Capital Partners, L.P. and related investment funds (1)(2)	13,933,292	24.8%	2,882,410	11,050,882	19.7%
MAK Champion Investment LLC and related investment funds (3)	13,654,189	24.3%	2,824,671	10,829,518	19.3%
Sankaty Champion Holdings, LLC and related investment funds (4)	13,878,442	24.7%	2,871,063	11,007,379	19.6%
Arthur J. Decio	1,374,284	2.4%	284,302	1,089,982	1.9%
Keith A. Anderson (5)	1,463,707	2.6%	80,637	1,383,070	2.5%
Laurie M. Hough (5)	260,942	*	11,115	249,827	*
Mark J. Yost (5)	579,803	1.0%	31,725	548,078	1.0%
Roger K. Scholten (5)	202,523	*	11,081	191,442	*
Kenneth R. Josuttes	109,524	*	2,996	106,582	*

*	Indicates less than one percent.

(1)	Following completion of this offering, Centerbridge Capital Partners, L.P. and related investment funds intend to distribute in kind shares not to exceed 16% of the total shares of our common stock sold by such investment funds in this offering and, following such distributions, such investment funds will no longer beneficially own such shares.

(2)	The shares included in the table consist of: 13,050,933 shares held by Centerbridge Capital Partners, L.P., 441,584 shares held by Centerbridge Capital Partners Strategic, L.P., 321,013 shares held by CCP Champion Investors, LLC and 119,762 shares held by Centerbridge Capital Partners SBS, L.P. Centerbridge Associates, L.P. is the general partner of each of Centerbridge Capital Partners, L.P. and Centerbridge Capital Partners Strategic, L.P., and the manager of CCP Champion Investors, LLC. Centerbridge Cayman GP Ltd. is the general partner of Centerbridge Associates, L.P. CCP SBS GP, LLC is the general partner of Centerbridge Capital Partners SBS, L.P. Jeffrey H. Aronson and Mark T. Gallogly are the directors of Centerbridge Cayman GP Ltd. and managing members of CCP SBS GP, LLC. Assuming no exercise of the underwriters’ option to purchase additional shares, (i) Centerbridge Capital Partners, L.P. will sell 2,699,875 shares of common stock, (ii) Centerbridge Capital Partners Strategic, L.P. will sell 91,351 shares of common stock, (iii) CCP Champion Investors, LLC will sell 66,409 shares of common stock and (iv) Centerbridge Capital Partners SBS, L.P. will sell 24,775 shares of common stock. If the underwriters exercise in full their option to purchase additional shares, (i) Centerbridge Capital Partners, L.P. will sell 3,104,855 shares of common stock, (ii) Centerbridge Capital Partners Strategic, L.P. will sell 105,054 shares of common stock, (iii) CCP Champion Investors, LLC will sell 76,370 shares of common stock and (iv) Centerbridge Capital Partners SBS, L.P. will sell 28,492 shares of common stock. The business address of each of the entities and persons identified in this note is 375 Park Avenue, New York, New York 10152.

(3)	The shares included in the table consist of: 9,967,558 shares held by MAK Champion Investment LLC (“MAK Champion”) and 3,686,631 shares held by MAK-ro Capital Master Fund LP (“MAK-ro”). MAK Champion Investment LLC is wholly owned by the MAK Capital Fund LP. MAK GP LLC is the general partner of, and MAK Capital One LLC is the investment adviser to, each of MAK Capital Fund LP and MAK-ro Capital Master Fund LP. Michael A. Kaufman is the managing member of MAK GP LLC and MAK Management LLC. Assuming no exercise of the underwriters’ option to purchase additional shares, (i) MAK Champion will sell 2,062,010 shares of common stock and (ii) MAK-ro will sell 762,661 shares of common stock. If the underwriters exercise in full their option to purchase additional shares, (i) MAK Champion will sell 2,371,312 shares of common stock and (ii) MAK-ro will sell 877,060 shares of common stock. The business address of each of the entities and persons identified above is 590 Madison Avenue, Suite 2401, New York, New York 10022.

(4)	The shares included in the table consist of: 10,108,533 shares held by Sankaty Champion Holdings, LLC (“SCH”), whose manager is Bain Capital Credit Member, LLC (“BCCM”) and 3,769,909 shares held by Sankaty Credit Opportunities IV, L.P. (together with SCH, “Bain Capital Credit”), whose sole general partner is Sankaty Credit Opportunities Investors IV, LLC, whose managing member is BCCM. Bain Capital Credit has an address of 200 Clarendon Street, Boston, MA 02116. Assuming no exercise of the underwriters’ option to purchase additional shares, (i) SCH will sell 2,091,174 shares of common stock and (ii) Sankaty Credit Opportunities IV, L.P. will sell 779,889 shares of common stock. If the underwriters exercise in full their option to purchase additional shares, (i) SCH will sell 2,404,849 shares of common stock and (ii) Sankaty Credit Opportunities IV, L.P. will sell 896,873 shares of common stock.

(5)	In exchange for being permitted to include such shares in this offering, each such person has agreed with the Principal Shareholders that, prior to the earlier of (i) the completion of the third underwritten offering of our shares of common stock by the Principal Shareholders and (ii) eighteen months after the completion of this offering, he or she will not sell any shares of our common stock other than up to his or her pro rata share of 2% of the number of shares being sold in such offerings.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO

NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States or any political subdivision thereof;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus supplement. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, S corporations, regulated investment companies, banks, financial institutions, insurance companies, real estate investment trusts, pension plans, brokers, dealers or traders in securities, commodities or currencies, holders who have elected to mark securities to market, tax-qualified retirement plans, holders subject to the alternative minimum tax or the Medicare contribution tax, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction, synthetic security or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock, but not below zero. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Distributions, if any, on our common stock generally will also be subject to the discussion below under the heading “FATCA.”

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of the dividends, or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

The certification requirement described above must be provided to us or the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. The certification also may require a non-U.S. holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain non-U.S. holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If at the time a distribution is made we are not able to determine whether or not it will be treated as a dividend for U.S. federal income tax purposes (as opposed to being treated as a return of capital or capital gain), we or a financial intermediary may withhold tax on all or a portion of such distribution at the rate applicable to dividends. However, a non-U.S. holder may obtain a refund of any excess withholding by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding “Backup Withholding and Information Reporting” and “FATCA,” in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than as a distribution for U.S. federal income tax purposes) unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation.” Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds or is deemed to hold more than 5% of our outstanding common stock, (directly, indirectly, or constructively), during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends, regardless of whether withholding was required. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code), or otherwise establish an exemption, in order to avoid backup withholding at the then applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Sections 1471 through 1474 of the Code (“FATCA”), we may be required to withhold U.S. federal tax at the rate of 30% on payments of dividends and, beginning on January 1, 2019, gross proceeds from a sale or other taxable disposition (including a retirement or redemption) of our common stock made to non-U.S. financial institutions and certain other non-U.S. nonfinancial entities (whether such financial institutions or nonfinancial entities are beneficial owners or intermediaries) unless they satisfy certain due diligence and information reporting requirements. An intergovernmental agreement between the United States and the non-U.S. holder’s jurisdiction may modify these requirements. Prospective holders of the notes are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENTLY ENACTED CHANGES IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                      2018, the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC and Jefferies LLC are acting as representatives the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
Jefferies LLC
Barclays Capital Inc.
SunTrust Robinson Humphrey, Inc.
Craig-Hallum Capital Group LLC
Citizens Capital Markets, Inc.
CJS Securities, Inc.

Total

The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,350,000 additional outstanding shares from the selling shareholders at the public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $        per share. After the public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the public offering price, the underwriting discount that the selling shareholders will pay and proceeds before expenses to the selling shareholder:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Public Offering Price	$	$	$	$
Underwriting discounts and commissions paid by selling shareholders	$	$	$	$
Proceeds, before expenses, to selling shareholders	$	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us. We have also agreed to reimburse the underwriters for up to $27,500 of certain expenses related to this offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of any two of Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC and Jefferies LLC for a period of 90 days after the date of this prospectus subject to certain exceptions.

Our officers and directors and the selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of any two of Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC and Jefferies LLC for a period of 90 days after the date of this prospectus, subject to certain exceptions.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise, and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest:

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Additionally, certain of the underwriters and their affiliates, including Citizens Bank, N.A., an affiliate of Citizens Capital Markets, Inc., are arrangers for the Credit Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of the shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where the shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the underwriter and its respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus supplement has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of the shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

This prospectus supplement and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom who are “qualified investors” or otherwise in circumstances which do not require publication by the Company of a prospectus pursuant to section 85(1) of the UK Financial Services and Markets Act 2000.

Any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with, investment professionals falling within Article 19(5), or high net worth entities falling within Article 49(2), of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or other persons to whom such investment or investment activity may lawfully be made available (together, “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus supplement and should not act or rely on it.

Hong Kong

WARNING: The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to any offer of the shares. If recipients are in any doubt about any of the contents of this prospectus supplement, they should obtain independent professional advice.

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and the underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus supplement relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been and will not be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with Article L.411-2-I-1°-or-2°-or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).

The shares may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Notice to Prospective Investors in Canada

Resale Restrictions

The distribution of shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Ropes & Gray LLP. Ropes & Gray LLP and some of its attorneys are limited partners in RGIP, LP, which is a direct investor in Skyline Champion Corporation and is also an investor in certain investment funds affiliated with Bain Capital Credit. RGIP, LP directly and indirectly owns less than 1% of our common stock. The validity of the shares of common stock offered by this prospectus supplement, as well as certain legal matters under Indiana law, will be passed upon for us by Taft Stettinius & Hollister LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham and Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Skyline as of May 31, 2017 and 2016 and for each of the years in the three-year period ended May 31, 2017 incorporated by reference into this prospectus supplement have been so included in reliance on the reports of Crowe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Champion Enterprises Holdings, LLC and its subsidiaries for the year ended March 31, 2018 appearing in Skyline Champion Corporation’s Current Report on Form 8-K/A dated June 14, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of our common stock being offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus supplement or the accompanying prospectus as to the contents of any contract or other document are not necessarily complete. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.ir.skylinecorporation.com as soon as reasonably practicable after filing such documents with the SEC. You may also read and copy any document that we file at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, (i) on or after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement and any prospectus supplement and (ii) after the date of the filing of this registration statement and prior to its effectiveness (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules).

•	Annual Report on Form 10-K for the year ended May 31, 2017, which was filed with the SEC on August 11, 2017;

•

Definitive Proxy Statement on Schedule 14A for our 2017 Annual Meeting of Shareholders which was filed with the SEC on August 22, 2017 (but only the information set forth therein that is incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended May 31, 2017);

•

Definitive Proxy Statement on Schedule 14A for our Special Meeting of Shareholders which was filed with the SEC on April 25, 2018 (excluding the sections under the headings “Opinion of the Financial Advisor to the Skyline Board of Directors—Relative Contributions Analysis” and “Certain Projected Financial Information”) and the Definitive Additional Materials on Schedule 14A which was filed with the SEC on May 18, 2018;

•

Quarterly Reports on Form 10-Q for the quarterly periods ended September 3, 2017, December 3, 2017 and March 4, 2018 which were filed with the SEC on October 6, 2017, January 11, 2018 and April 12, 2018, respectively;

•

Current Reports on Form 8-K which were filed with the SEC on June 14, 2017, July 18, 2017, July 27, 2017, August 11, 2017, October 3, 2017, January 5, 2018, January 24, 2018, January 25, 2018, January 29, 2018, May 14, 2018, May 15, 2018, May 17, 2018, June 6, 2018, as amended June 14, 2018 and as further amended June 22, 2018, July 13, 2018 and July 30, 2018;

•

The audited consolidated financial statements of Skyline set forth in Item 8. Financial Statements and Supplementary Data, including the notes related thereto and the related report of Crowe LLP thereon, on pages 20-37 of Skyline’s Annual Report on Form 10-K for the year ended May 31, 2016, which was filed with the SEC on August 5, 2016; and

•

The description of our common stock contained in the registration statement on Form 8-A which was filed with the SEC on August 30, 2013, and any amendment or report we may file with the SEC for the purpose of updating such description.

Any statement in a document incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request, and we will provide, a copy of these filings at no cost by writing or telephoning us at:

Skyline Champion Corporation

Post Office Box 743, 2520 By-Pass Road

Elkhart, Indiana 46515

Phone: (574) 294-6521

Attn: Roger Scholten

PROSPECTUS

Skyline Champion Corporation

$100,000,000 Common Stock

Selling Shareholders

46,033,375 Shares of Common Stock

We may, from time to time, in one or more offerings, offer and sell up to $100,000,000 of our common stock.

In addition, the selling shareholders named in this prospectus may, from time to time, in one or more offerings, offer and sell up to 46,033,375 shares of common stock.

We or the selling shareholders may offer and sell the common stock to or through one or more underwriters, dealers and agents, or directly to investors, in amounts, at prices and on terms to be determined by market conditions and other factors at the time of the offering. This prospectus describes only the general manner in which we or the selling shareholders will offer the common stock. We may provide a supplement to this prospectus that describes the specific manner in which we or the selling shareholders will offer the common stock. Any prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

We will not receive any proceeds from the sale of our common stock by the selling shareholders.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “SKY.” On July 12, 2018, the closing price of our common stock was $32.66 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 6 of this prospectus and any risk factors described in any applicable prospectus supplement and in the documents we incorporate by reference to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the common stock or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2018

We are responsible for the information contained in this prospectus, any accompanying prospectus supplement and any free writing prospectus we prepare or authorize. Neither we nor the selling shareholders have authorized anyone to provide you with different information or make any representation on our or their behalf, and neither we nor the selling shareholders take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. This prospectus or any accompanying prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and neither we nor the selling shareholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate as of any date other than its date.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may over time, offer and sell up to $100,000,000 of our common stock, in one or more offerings and at prices and on terms that we determine at the time of the offering. In addition, the selling shareholders may offer and sell, from time to time, in one or more offerings, up to 46,033,375 shares of our common stock in any manner described below under the heading “Plan of Distribution.” This prospectus provides you with a general description of the common stock. We may provide a prospectus supplement containing specific information about the terms of a particular offering by us or the selling shareholders. The prospectus supplement may also add, update or change information contained in this prospectus. If the information varies between this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and, if applicable, the prospectus supplement, together with the additional information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” for more information.

Unless the context otherwise indicates, the terms “Skyline Champion,” the “Corporation,” “we,” “us” and “our” used in this prospectus refer to Skyline Champion Corporation and all of its subsidiaries, and the phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement(s).

ABOUT SKYLINE CHAMPION CORPORATION

Business Combination of Skyline Corporation and Champion Enterprises Holdings, LLC

On June 1, 2018, Skyline Champion Corporation (formerly known as Skyline Corporation) and Champion Enterprises Holdings, LLC (“Champion Holdings”) combined their operations pursuant to the Share Contribution & Exchange Agreement (the “Exchange Agreement”), dated as of January 5, 2018, by and between Skyline Corporation and Champion Holdings. Pursuant to the Exchange Agreement, Champion Holdings contributed to Skyline Corporation all of the issued and outstanding shares of capital stock of Champion Holdings’ wholly-owned operating subsidiaries, Champion Home Builders, Inc. (“CHB”), and CHB International B.V. (“CIBV”) (the shares of stock of CHB and CIBV contributed to Skyline Corporation, the “Contributed Shares”), and in exchange for the Contributed Shares, Skyline Corporation issued to the members of Champion Holdings, in the aggregate, 47,752,008 shares of Skyline Corporation common stock, $0.0277 par value per share (such issuance, the “Shares Issuance”). The contribution of the Contributed Shares by Champion Holdings to the Corporation, and the Shares Issuance by Skyline Corporation to the members of Champion Holdings are collectively referred to herein as the “Exchange.”

Skyline Champion Corporation Overview

We are the largest independent publicly traded factory-built housing company in North America with pro forma net sales in fiscal year 2018 of $1.3 billion. We have more than 65 years of homebuilding experience, 6,800 employees and 36 manufacturing facilities throughout the United States and western Canada, and offer a leading portfolio of manufactured and modular homes, park model RVs and modular buildings for the multi-family, hospitality, senior and workforce housing sectors.

In addition to our core home building business, we operate a factory-direct retail business, Titan Factory Direct, with 21 retail locations spanning the southern United States, and Star Fleet Trucking, providing transportation services to the manufactured housing and other industries from ten dispatch locations across the United States.

We build homes under some of the most well know brand names in the factory-built housing industry including Skyline Homes, Champion Homes, Athens Park Model RVs, Dutch Housing, Excel Homes, Homes of Merit, New Era, Redman Homes, Shore Park, Silvercrest, Titan Homes in the U.S. and Moduline and SRI Homes in western Canada.

Products and Services

We design, produce, market, and transport a range of manufactured and modular homes, park model RVs, and commercial solutions. We believe the broad scope of our product and service offerings provide us advantages relative to other factory-built construction companies.

Factory-Built Housing

A majority of our manufactured products are constructed in accordance with the HUD code. We produce a broad range of manufactured and modular homes under a variety of brand names and in a variety of floor plans and price ranges. While most of the homes we build are single-family, multi-section, ranch-style homes, we also build two-story, single-section, and Cape Cod style homes as well as multi-family units such as town homes, apartments, duplexes, and triplexes. The single-family homes that we manufacture generally range in size from 400 to 4,000 square feet and typically include two to four bedrooms, a living room and/or family room, a dining room, a kitchen and typically two full bathrooms. We also build park model RVs for resorts and campgrounds and commercial modular structures, including hotels, student and workforce housing.

We regularly introduce homes with new floor plans, exterior designs and elevations, decors and features. Our corporate marketing and engineering departments work with our manufacturing facilities to design homes that appeal to consumers’ changing tastes at appropriate price points for its markets. We design and build homes with a traditional residential or site-built appearance through the use of, among other features, dormers and higher pitched roofs. We also design and build energy efficient homes, and several of our U.S. manufacturing facilities are qualified to produce “Energy Star®” rated homes.

We construct homes in indoor facilities using an assembly-line process employing approximately 100 to 200 production employees at each facility. Factory-built homes are constructed in one or more sections (also known as floors) on an affixed steel support frame that allows the sections to be moved through the assembly line and transported upon sale. The sections of many of the modular homes we produce are built on wooden floor systems and transported on carriers that are removed upon placement of the home at the home site. Each section or floor is assembled in stages, beginning with the construction of the frame and the floor, then adding the walls, ceiling and roof assembly, and other constructed and purchased components, and ending with a final quality control inspection. The efficiency of the assembly-line process, protection from the weather, and favorable pricing of materials resulting from our substantial purchasing power enables us to produce homes more quickly and often at a lower cost than a conventional site-built home of similar quality.

Retail

We offer a wide selection of manufactured and modular homes as well as park model RVs at company-owned retail locations across Texas and the Southeast marketed under the Titan brand. We maintain company-owned retail presence through 21 retail sales centers in Florida, Georgia, Louisiana, North Carolina, Oklahoma, Texas, and Virginia. We have benefited from the strategic expansion of our captive distribution to enhance the reach of our factory-built housing products directly to the homebuyer.

Each of our full-service retail sales centers has a sales office and a variety of display model homes of various sizes, floor plans, features, and prices that are displayed in a residential setting with sidewalks and landscaping. Customers may purchase a home from an inventory of homes maintained at the location, including a model home, or may order a home that will be built at a manufacturing facility. The collective benefits of our retail organization provide industry leadership with the expertise to be proactive to local economic conditions and ultimately provide affordable homes to value-conscious homebuyers.

Logistics

We operate a logistics business, Star Fleet, specializing in the transportation of manufactured homes and recreational vehicles from manufacturing facilities to retailers. Star Fleet’s delivery logistics are coordinated through ten dispatch terminals located in Colorado, Indiana, Oklahoma, and Pennsylvania. Star Fleet has strong relationships with its customer base, which consists of some of the largest manufactured housing companies (including our own factory-built housing products) and related product manufacturers in the United States.

Corporate Information

Skyline Champion Corporation was originally incorporated in Indiana in 1959 as Skyline Corporation. Following the completion of the Exchange, we changed our name to Skyline Champion Corporation. Our principal executive offices are located at 2520 By-Pass Road, Elkhart, Indiana 46515. Our website is located at www.ir.skylinechampion.com. Our website and the information contained on our website is not incorporated by reference and is not a part of this prospectus or part of any prospectus supplement.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may also make forward-looking statements in other reports filed with the SEC, in materials delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. These forward-looking statements, including, in particular, statements with respect to management’s beliefs, plans, objectives, goals, expectations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the control of Skyline Champion, and which may cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. The matters referred to in the forward-looking statements contained or incorporated by reference in this prospectus may not in fact occur. We caution you therefore against relying on any of these forward-looking statements.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•	local, regional, national, and international economic and financial market conditions and the impact they may have on Skyline Champion and our customers and our assessment of that impact;

•	demand fluctuations in the U.S. and North American housing industry;

•	the impact of customer preferences;

•	regulations pertaining to the housing and park model RV industries;

•	general or seasonal weather conditions affecting sales;

•	the potential impact of natural disasters on sales and raw material costs;

•	the prices and availability of materials;

•	periodic inventory adjustments by, and changes to relationships with, independent retailers;

•	changes in interest and foreign exchange rates;

•	more stringent credit standards or financing terms may be imposed by lenders on us, our dealers or customers;

•	the ability to service debt;

•	the impact of inflation;

•	the impact of labor costs, shortage, and turnover;

•	competitive pressures on pricing and promotional costs;

•	the availability of insurance coverage and changes in insurance costs;

•	the timely development and acceptance of new products and services and perceived overall value of these products and services by others;

•	greater than expected costs or difficulties related to the integration of new products and lines of business;

•	acquisitions and the integration of acquired businesses;

•	the effect of changes in laws and regulations with which we must comply; and

•	the effect of changes in accounting policies and practices and auditing requirements.

Factors that could cause or contribute to such differences include, but are not limited to, those that are discussed in other documents we file with the SEC. Any forward-looking statement made by us in or through incorporation by reference in this prospectus speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investment in our common stock involves a high degree of risk. You should consider carefully the risk factors included in Exhibit 99.3 to our Current Report on Form 8-K, which was filed with the SEC on July 13, 2018, and in any Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed subsequent hereto and other filings we make with the SEC from time to time, each of which is incorporated herein by reference in its entirety, as well as other information in or incorporated by reference in this prospectus and the “Risk Factors” section in the applicable prospectus supplement, before purchasing any of our securities. Each of these risk factors, as well as any additional risks and uncertainties not known to us or currently deemed immaterial, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of common stock offered by us under this prospectus will be used for general corporate purposes, which may include, without limitation, working capital, paydown of then-existing debt, acquisitions and other business purposes. Pending application of the net proceeds, we may invest the proceeds in investment-grade, interest-bearing investments or other securities. If we decide to use the net proceeds from a particular offering for a specific purpose other than as set forth above, we will describe that in the related prospectus supplement.

We will not receive any proceeds from the sale of our common stock by the selling shareholders. We will, however, bear the costs associated with the sale of shares by the selling shareholders, other than underwriting discounts and commissions and certain other expenses customarily borne by selling shareholders.

SELLING SHAREHOLDERS

The selling shareholders indicated below may resell from time to time up to an aggregate of 46,033,375 shares of our common stock (plus an indeterminate number of shares of our common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act). Unless the context otherwise requires, as used in this prospectus, “selling shareholders” includes the selling shareholders named in the table below and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling shareholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus, and any such persons will be named in the applicable prospectus supplement.

The following table, based upon information currently known by us, sets forth as of June 30, 2018: (i) the number of shares of common stock held of record or beneficially by each selling shareholder as of such date (as determined below) and (ii) the number of shares that may be offered under this prospectus by each selling shareholder. The beneficial ownership of the common stock set forth in the following table is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose.

The selling shareholders listed in the following table may have sold, transferred, otherwise disposed of or purchased, or may sell, transfer, otherwise dispose of or purchase, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act or in the open market after the date on which they provided the information set forth in the table below.

Information about additional selling shareholders, if any, including their identities and the common stock to be registered on their behalf, may be set forth in a prospectus supplement, in a post-effective amendment or in filings that we make with the SEC under the Exchange Act, which are incorporated by reference in this prospectus. Information concerning the selling shareholders may change from time to time. Any changes to the information provided below will be set forth in a supplement to this prospectus, in a post-effective amendment or in filings we make with the SEC under the Exchange Act, which are incorporated by reference into this prospectus, if and when necessary.

	Common Stock
Name of Selling Shareholders	Beneficially Owned prior to this Offering(1)	Offered Pursuant to this Prospectus(1)
Centerbridge Capital Partners, L.P. and related investment funds (2)	13,933,292	13,933,292
MAK Capital One L.L.C. and related investment funds (3)	13,654,189	13,654,189
Sankaty Champion Holdings, LLC and related investment funds (4)	13,878,442	13,878,442
Arthur J. Decio	1,374,284	1,374,284
Keith A. Anderson	1,463,707	1,463,707
Timothy A. Burkhardt	50,803	50,803
Laurie M. Hough	260,942	260,942
Roger K. Scholten	202,523	202,523
Mark. J. Yost	579,803	579,803
Kenneth R. Josuttes	109,524	109,524
Other selling shareholders (5 persons) (5)	525,866	525,866

(1)	We do not know when or in what amounts the selling shareholders may offer shares of common stock for sale. The selling shareholders may decide not to sell any or all of the shares offered by this prospectus. Information about the actual amount to be offered by a selling shareholder and the shares beneficially owned by the selling shareholders upon completion of an offering will be set forth in the applicable prospectus supplement.

(2)	The shares included in the table consist of: 13,050,933 shares held by Centerbridge Capital Partners, L.P., 441,584 shares held by Centerbridge Capital Partners Strategic, L.P., 321,013 shares held by CCP Champion Investors, LLC and 119,762 shares held by Centerbridge Capital Partners SBS, L.P. Centerbridge Associates, L.P. is the general partner of each of Centerbridge Capital Partners, L.P. and Centerbridge Capital Partners Strategic, L.P., and the manager of CCP Champion Investors, LLC. Centerbridge Cayman GP Ltd. is the general partner of Centerbridge Associates, L.P. CCP SBS GP, LLC is the general partner of Centerbridge Capital Partners SBS, L.P. Jeffrey H. Aronson and Mark T. Gallogly are the directors of Centerbridge Cayman GP Ltd. and managing members of CCP SBS GP, LLC. The business address of each of the entities and persons identified in this note is 375 Park Avenue, New York, New York 10152.
(3)	The shares included in the table consist of: 9,967,558 shares held by MAK Champion Investment LLC and 3,686,631 shares held by MAK-ro Capital Master Fund LP. MAK Champion Investment LLC is wholly owned by the MAK Capital Fund LP. MAK GP LLC is the general partner of, and MAK Capital One LLC is the investment adviser to, each of MAK Capital Fund LP and MAK-ro Capital Master Fund LP. Michael A. Kaufman is the managing member of MAK GP LLC and MAK Management LLC. The business address of each of the entities and persons identified above is 590 Madison Avenue, Suite 2401, New York, New York 10022.
(4)	The shares included in the table consist of: 10,108,533 shares held by Sankaty Champion Holdings, LLC (“SCH”), whose manager is Bain Capital Credit Member, LLC (“BCCM”) and 3,769,909 shares held by Sankaty Credit Opportunities IV, L.P. (together with SCH, “Bain Capital Credit”), whose sole general partner is Sankaty Credit Opportunities Investors IV, LLC, whose managing member is BCCM. Bain Capital Credit has an address of 200 Clarendon Street, Boston, MA 02116.
(5)	All of such persons beneficially own, in the aggregate, less than 1% of our common stock outstanding prior to this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and other rights of holders of our capital stock. We refer you to our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws, registration rights agreement and investor rights agreement, copies of which are incorporated by reference herein.

Our authorized capital stock consists of 115,000,000 shares of common stock, par value $0.0277 per share, of which 56,188,252 shares of common stock are issued and outstanding as of June 30, 2018.

Common Stock

Holders of our common stock are entitled to the following rights.

Voting Rights

Each share of common stock entitles the holder to one vote for each share of common stock held with respect to any matter presented at a regular or special meeting of shareholders on which the holders of common stock are entitled to vote. Our shares of common stock vote as a single class and all shares of common stock have equal and identical rights, privileges, powers, obligations, restrictions and voting rights. Shareholders do not have cumulative voting rights with respect to the election of candidates to our Board of Directors.

A plurality vote shall be necessary to elect any director, and on all other matters, except as otherwise provided in our Amended and Restated Certificate of Incorporation or our Amended and Restated By-Laws or as required by law, the action or a question will be approved if the number of votes cast in favor of the action or question exceeds the number of votes cast opposing the action or question.

Dividend Rights

Holders of common stock will share equally on a per share basis in any dividend declared by our Board of Directors, subject to any statutory or contractual restrictions on the payment of dividends.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities.

Other Rights

Our shareholders have no subscription, redemption or conversion rights. Our common stock does not entitle its holders to pre-emptive rights for additional shares. All of the outstanding shares of our common stock are fully-paid and non-assessable.

Registration Rights

Funds affiliated with Bain Capital Credit, Centerbridge Partners, L.P., and MAK Capital (such funds, collectively, the “Sponsors”) and Arthur Decio have certain registration rights with respect to our common stock.

Investor Rights Agreement

In connection with the Exchange, the Corporation, Champion Holdings, and the Sponsors entered into an investor rights agreement (the “Investor Rights Agreement”) providing for, among other things, certain agreements between the parties to the agreement relating to the composition of the Board of Directors of Skyline Champion, and certain rights to information regarding Skyline Champion in favor of the Sponsors.

Anti-takeover Provisions

Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our Board of Directors the power to discourage transactions that some shareholders may favor, including transactions in which shareholders might otherwise receive a premium for their shares or transactions that our shareholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

No Cumulative Voting

The Indiana Business Corporation Law (the “IBCL”) provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless the articles of incorporation specifically authorizes cumulative voting. Our Amended and Restated Certificate of Incorporation does not authorize cumulative voting.

Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals

Our Amended and Restated By-Laws provide that special meetings of the shareholders may be called by the Chairman of our Board of Directors, the vice chairman of the Board of Directors, or by the Board of Directors.

Our Amended and Restated By-Laws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors. In order for any matter to be properly brought before a meeting, a shareholder will have to comply with the advance notice requirements. Our Amended and Restated By-Laws allow our Board of Directors to adopt such rules and regulations for the conduct of the meetings as they may deem proper, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Corporation.

Exclusive Forum

Our Amended and Restated By-Laws provide that, unless we consent in writing in advance to the selection of an alternative forum, the Circuit or Superior Courts of Elkhart County, State of Indiana, or the United States District Court in the Northern District of Indiana in a case of pendent jurisdiction, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation’s shareholders, (iii any action asserting a claim arising pursuant to any provision of the Act, the Corporation’s Articles, or the By-Laws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. The choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits with respect to such claims. However, it is possible that a court could rule that the provision is unenforceable or inapplicable.

Corporate Opportunities

The Investor Rights Agreement provides that Champion Holdings and the Sponsors (together, the “Investors”) and their affiliates have no duty to offer us an opportunity to participate in business opportunities presented to the Investors or not to engage in business activities or lines of business that may compete with us, and that none of the Investors will be liable to us or our shareholders for breach of any duty by reason of any of those activities unless, in the case of any person who is a director of our Corporation, such business opportunity is expressly offered to such director solely in his or her capacity as an director or board observer of our Corporation.

Listing

Our common stock is listed on the NYSE under the symbol “SKY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

We are registering common stock, with an aggregate offering price not to exceed $100,000,000, to be sold by us under a “shelf” registration process. In addition, on behalf of the selling shareholders, we are registering 46,033,375 shares of our common stock for resale, from time to time, by the selling shareholders.

If we or a selling shareholder offers any securities under this prospectus, if required, we will amend or supplement this prospectus by means of an accompanying prospectus supplement setting forth the specific terms and conditions and other information about that offering as is required or necessary.

We and/or a selling shareholder may sell the securities in any of the following ways (or in any combination) from time to time:

•	on the NYSE or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	through ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers;

•	through agents;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	through loans or pledges of our common stock to a broker-dealer who may sell shares of our common stock so loaned or, upon a default, may sell or otherwise transfer the pledged stock;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law and described in an applicable prospectus supplement.

With respect to a particular offering of shares of common stock held by the selling shareholders, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities and the proceeds to us and/or to the selling shareholders, as the case may be, and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	information about the selling shareholders, including the relationship between the selling shareholders and us.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We and/or the selling shareholders may effect the distribution of the common stock from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.

The selling shareholders may act independently of us in making decisions with respect to the timing, manner and size of each of their sales.

Offers to purchase common stock may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others. In such a case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered common stock directly.

If underwriters are used in the sale of any common stock, the common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. Depending on the type of offering, the underwriters may be obligated to purchase all of the common stock if they purchase any of the common stock (other than any common stock purchased upon exercise of any over-allotment option).

We or the selling shareholders may offer the common stock covered by this prospectus into an existing trading market on the terms described in the prospectus supplement relating thereto. Underwriters, dealers and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto. To the extent that we make sales through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a sales agency financing agreement or other at-the-market offering arrangement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to any such agreement, we will issue and sell our common stock through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell our common stock on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The agreement will provide that any common stock sold will be sold at prices related to the then-prevailing market prices for our securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock. The terms of each such agreement will be set forth in more detail in the applicable prospectus supplement.

We or the selling shareholders may sell the common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the common stock and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

If we or the selling shareholders utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we or the selling shareholders, as applicable, may sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale.

In effecting sales, broker-dealers or agents engaged by us or the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts, or concessions from us or the selling shareholders in amounts to be negotiated immediately prior to the sale.

In connection with the sale of the common stock or otherwise, we or the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock covered by this prospectus in the course of hedging the positions they assume. We or the selling shareholders may also sell short the common stock covered by this prospectus and deliver the common stock to close out short positions, or loan or pledge the common stock covered by this prospectus to broker-dealers that in turn may sell these securities.

The selling shareholders and any underwriter, broker-dealer, or agent that participates in the distribution of the common stock may be deemed to be an “underwriter” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the common stock, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement. Any compensation paid to underwriters, dealers or agents in connection with the offering of the common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers will be provided in the applicable prospectus supplement.

The aggregate proceeds to us and the selling shareholders from the sale of the common stock will be the purchase price of the common stock less discounts and commissions, if any.

Underwriters or agents may purchase and sell the common stock in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or limiting a decline in the market price of the common stock and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the common stock in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

Our common stock is listed on the NYSE under the symbol “SKY.”

Agents, broker-dealers and underwriters may be entitled to indemnification by us and, if applicable, the selling shareholders, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, broker-dealers or underwriters may be required to make in respect thereof.

Agents, broker-dealers and underwriters or their affiliates may be customers of, engage in transactions with, or perform services for, us or the selling shareholders (or their affiliates) in the ordinary course of business. We and the selling shareholders may also use underwriters or other third parties with whom such selling shareholders have a material relationship. We and the selling shareholders (or their affiliates) will describe the nature of any such relationship in the applicable prospectus supplement.

We and the selling shareholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the securities offered in this prospectus by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the actions of the Corporation, the selling shareholders and their respective affiliates.

In order to comply with the securities laws of certain states, if applicable, the common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling common stock under this prospectus, we and/or the selling shareholders may sell the common stock offered in compliance with the provisions of Rule 144 or Rule 144A under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Ropes & Gray LLP and some of its attorneys are limited partners in RGIP, LP, which is a direct investor in Skyline Champion Corporation and is also an investor in certain investment funds affiliated with Bain Capital Credit. RGIP, LP directly and indirectly owns less than 1% of our common stock. The validity of the common stock and certain other matters relating to the issuance and sale of the securities offered hereby will be passed upon for us by Taft Stettinius & Hollister LLP.

EXPERTS

The consolidated financial statements of Skyline Corporation as of May 31, 2017 and 2016 and for each of the years in the three-year period ended May 31, 2017 incorporated by reference into this prospectus have been so included in reliance on the reports of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Champion Enterprises Holdings, LLC and subsidiaries for the year ended March 31, 2018 appearing in Skyline Champion Corporation’s Current Report on Form 8-K/A dated June 14, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.ir.skylinechampion.com as soon as reasonably practicable after filing such documents with the SEC. You may also read and copy any document that we file at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto. Information on our website or the SEC’s website is not part of, or incorporated by reference into, this prospectus, other than the documents filed with the SEC that we incorporate by reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement on Form S-3 filed with the SEC. This prospectus does not contain all of the information included in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i) on or after the date of this prospectus and prior to the termination of the offering under this prospectus and any prospectus supplement and (ii) after the date of the filing of this registration statement and prior to its effectiveness (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules).

•	Annual Report on Form 10-K for the year ended May 31, 2017, which was filed with the SEC on August 11, 2017;

•	Definitive Proxy Statement on Schedule 14A for our 2017 Annual Meeting of Shareholders which was filed with the SEC on August 22, 2017 (but only the information set forth therein that is incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended May 31, 2017);

•	Definitive Proxy Statement on Schedule 14A for our Special Meeting of Shareholders which was filed with the SEC on April 25, 2018 and the Definitive Additional Materials on Schedule 14A which was filed with the SEC on May 18, 2018;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended September 3, 2017, December 3, 2017 and March 4, 2018 which were filed with the SEC on October 6, 2017, January 11, 2018 and April 12, 2018, respectively;

•	Current Reports on Form 8-K which were filed with the SEC on June 14, 2017, July 18, 2017, July 27, 2017, August 11, 2017, October 3, 2017, January 5, 2018, January 24, 2018, January 25, 2018, January 29, 2018, May 14, 2018, May 15, 2018, May 17, 2018, June 6, 2018, as amended June 14, 2018 and as further amended June 22, 2018, and July 13, 2018;

•	The audited consolidated financial statements of Skyline Corporation set forth in Item 8. Financial Statements and Supplementary Data, including the notes related thereto and the related report of Crowe Horwath LLP thereon, on pages 20-37 of Skyline Corporation’s Annual Report on Form 10-K for the year ended May 31, 2016, which was filed with the SEC on August 5, 2016;

•	The description of our common stock contained in the registration statement on Form 8-A which was filed with the SEC on May 31, 2018, and any amendment or report we may file with the SEC for the purpose of updating such description.

Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, and we will provide, a copy of these filings at no cost by writing or telephoning us at:

Skyline Champion Corporation

P.O. Box 743, 2520 By-Pass Road

Elkhart, Indiana 46515

Phone: (574) 294-6521

Attn: Roger Scholten

9,000,000 Shares

Skyline Champion Corporation

Common Stock

PROSPECTUS SUPPLEMENT

, 2018

Credit Suisse

RBC Capital Markets

Jefferies

Barclays

SunTrust Robinson Humphrey

Craig-Hallum Capital Group

Citizens Capital Markets

CJS Securities